EXHIBIT 99.1

REVISED ANNUAL INFORMATION FORM

OF

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

April 11, 2011

(for the year ended December 31, 2010)

TABLE OF CONTENTS

CORPORATE STRUCTURE	1

Name, Address and Incorporation	1

Inter-Corporate Relationships	1

FORWARD-LOOKING STATEMENTS	2

CAUTION REGARDING ADJACENT OR SIMILAR MINERAL PROPERTIES	4

CAUTION REGARDING REFERENCE TO RESOURCES AND RESERVES	4

CAUTION REGARDING HISTORICAL RESULTS	4

DOCUMENTS INCORPORATED BY REFERENCE	5

DATE OF INFORMATION	5

CURRENCY	5

GLOSSARY OF TERMS	5

General	9
Resources/Reserves Definitions	10

GENERAL DEVELOPMENT OF THE BUSINESS	12

2008	12
2009	12
2010	13

Significant Acquisitions	14

Subsequent Events	15

GENERAL DESCRIPTION OF THE BUSINESS	16

Specialized Skill and Knowledge	16

Competitive Conditions	17

Business Cycles	17

Changes to Contracts	17

Environmental Protection	17

Employees	18

Foreign Operations	18

Bankruptcy, Receivership or Similar Proceedings	18

Material Reorganization	18

Social or Environmental Policies	18

RISK FACTORS	20

Resource Exploration and Development is generally a Speculative Business	20

No Known Reserves	21

Title Risks	21

- ii -

Aboriginal Title and Rights Claims	21

Uncertainty of Acquiring Necessary Permits and Licenses	21

Governmental Regulation	22

Market Price of Company’s Shares and Financing	23

Competition	23

Operating Hazards and Risks	23

Environmental Quality Requirements	23

General Developments	24

Management	24

Conflict of Interest	25

Limited Operating History: Losses	25

Shares Reserved for Future Issuance: Dilution	25

Occupier Liability and Environmental Hazard Risks	25

Future Litigation may impact the Company	26

MATERIAL MINERAL PROJECTS	26

Permitting Summary	43

Exploration Expenditures	45

2010 Exploration	45

Qualified Person	46

OTHER PROJECTS	46

Other Red Lake projects (2008 –2010)	46
Adams Lake Property	46
East Bay Property	46
DMC Property	46
Humlin Property	47
Slate Bay Property	47
Wolf Bay Property	47
Advance Property	47

Partnered Projects	47
McCuaig JV Property	47
Red Lake North Property	48
Westend Property	48
English Royalty Division	48

US Projects	48
Alaska	48
Nevada and Utah	49

DIVIDEND RECORD AND POLICY	49

OTHER SHARE ISSUANCES	49

DESCRIPTION OF CAPITAL STRUCTURE	50

General Description of Capital Structure	50

CONSTRAINTS	50

- iii -

RATINGS	51

MARKET FOR SECURITIES	51

Trading Price and Volume	51

ESCROWED SECURITIES	51

DIRECTORS AND OFFICERS	51

Name, Occupation and Security Holding	51

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	54

Cease Trade Orders	54

Bankruptcies	55

Penalties and Sanctions	55

Conflicts of Interest	55

PROMOTERS	56

AUDIT COMMITTEE	56

Audit Committee Charter	56

Composition of the Audit Committee	61

Relevant Education and Experience	61

Reliance on Certain Exemptions	62

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	62

Reliance on Section 3.8	63

Audit Committee Oversight	63

Pre-Approval Policies and Procedures	63

External Auditor Service Fees (By Category)	63

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	64

Legal Proceedings	64

Regulatory Actions	64

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	64

TRANSFER AGENTS AND REGISTRARS	64

MATERIAL CONTRACTS	65

NAMES AND INTERESTS OF EXPERTS	65

ADDITIONAL INFORMATION	66

REVISED ANNUAL INFORMATION FORM

THIS REVISED ANNUAL INFORMATION FORM, TOGETHER WITH THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, AMENDS AND SUPERSEDES THE ANNUAL INFORMATION FORM OF THE COMPANY PREVIOUSLY FILED ON SEDAR AND DATED MARCH 31, 2011.

CORPORATE STRUCTURE

Name, Address and Incorporation

Rubicon Minerals Corporation (“Rubicon” or the “Company”) was incorporated on March 4, 1996 under the Company Act (British Columbia) and was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia) (the “BCBCA”).  The shareholders of the Company also passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to provide for an unlimited number of common shares and to adopt new Articles on June 23, 2005.  The Company has a fiscal year end of December 31.

The Company’s head office is located at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and its registered office is located at Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Inter-Corporate Relationships

Rubicon owns, directly or indirectly, 100% of the issued and outstanding shares of the following seven (7) subsidiaries:

691403 BC Ltd. was incorporated under the BCBCA on March 31, 2004 and holds Rubicon’s interest in certain surface patents on the Phoenix Gold Property (as defined in the Glossary of Terms, below) in Red Lake, Ontario.  This is the only material subsidiary of Rubicon.

1304850 Ontario Inc., was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on September 14, 1998 and holds certain mineral properties that were acquired pursuant to the English Royalty Division agreement entered into in March, 2003 (see the section titled “Non-Material Project – English Royalty Division”).

7070918 Canada Ltd. was incorporated under the Canada Business Corporations Act on October 31, 2008, for the purposes of holding certain mineral titles, but is now inactive and holds no assets.

Rubicon Minerals Nevada Inc. was incorporated under the BCBCA on May 1, 2007 and holds a 100% interest in Rubicon Nevada Corp.

Rubicon Nevada Corp. was incorporated under the laws of the State of Nevada, on May 14, 2007 and holds all of the Company’s Nevada - Utah properties.

Rubicon Alaska Holdings Inc. was incorporated under the OBCA on January 12, 2006 and holds beneficial title to all of the Company’s Alaskan properties.

Rubicon Alaska Corp., was incorporated under the laws of the State of Alaska on December 19, 2006, and holds legal title to all of the Company’s Alaskan properties.

The following chart illustrates the Company’s structure, including subsidiaries as described above (collectively the “Subsidiaries”) (subsequent to December 31, 2010, the Rimfire option was terminated.  See “Our Projects - US Projects”):

FORWARD-LOOKING STATEMENTS

This Revised Annual Information Form (“AIF”), together with the documents incorporated by reference herein, amends and supersedes the Annual Information Form filed by the Company on SEDAR and dated March 31, 2011.  The AIF and the documents incorporated by reference herein contain “forward-looking information” within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents.  Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements, in this document, include, but are not limited to, statements regarding costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the section titled “Risk Factors” below. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Accordingly, readers should not place undue reliance on forward-looking statements.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this AIF and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

CAUTION REGARDING ADJACENT OR SIMILAR MINERAL PROPERTIES

This AIF contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC. The Company is exempt from the requirements of Industry Guide 7 pursuant to the Canada-U.S. Multi-Jurisdictional Disclosure System. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

CAUTION REGARDING REFERENCE TO RESOURCES AND RESERVES

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada.  In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” “probable mineral reserve” and “proven mineral reserve” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances.  It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTION REGARDING HISTORICAL RESULTS

Historical results of operations and trends that may be inferred from the discussion and analysis in this AIF may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Price Fluctuations: Share Price Volatility”.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are specifically incorporated by reference into and form an integral part of the AIF and may also be obtained online on the SEDAR website at www.sedar.com:

(a)	News Release dated March 31, 2011, announcing amended inferred mineral resource and geological potential estimates, and filed on SEDAR on March 31, 2011; and

(b)
Technical Report, dated effective April 11, 2011, containing the amended inferred mineral resource and geological potential estimates, prepared by Geoex Limited (“Amended Report”), and filed on SEDAR on April 11, 2011.

DATE OF INFORMATION

All information in this AIF is as of December 31, 2010, unless otherwise indicated.

CURRENCY

All dollar amounts are expressed in Canadian Dollars, unless otherwise indicated.

GLOSSARY OF TERMS

The following technical terms may be used in this AIF, and may appear capitalized or in lower case, without any difference in meaning.

“anomaly” – any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

“Archean” - geological ages older than 2.4 billion years.

“arsenopyrite” - a sulphide of arsenic and iron having the chemical formula FeAsS.

“assay” - An analysis to determine the presence, absence or quantity of one or more chemical components.

“Au” - gold.

“basalts” - A fine-grained igneous rock dominated by dark-colored minerals, consisting of plagioclase feldspars (over 50 percent) and ferromagnesian silicates.

“Banded Iron Formation” – Iron Formation that shows marked banding, generally of iron-rich minerals and chert or fine-grained quartz.

“base metal” - A metal, such as copper, lead, nickel, zinc or cobalt.

“belt” - A specific elongate area defined by unique geologic characteristics.

“breccia” - Rock fragmented into angular components.

“carbonate” - A rock composed principally of calcium carbonate (CaCO3).

“clastic” - Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.

“copper” – A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

“diamond drilling/drill hole” - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

“dip” - The angle at which a stratum is inclined from the horizontal.

“duplex structures” – A structural complex consisting of a roof thrust at the top and a floor thrust fault at the base, within which a suite of more steeply dipping imbricated thrust faults thicken and shorten the intervening panel of rock.

“F2 Gold Zone” - is composed of high grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 700 m (2,300 ft) and a depth extent of 1,101 m (3,612 ft) below surface and remains open along strike and at depth. The zone appears to at least partly correlate with a large Titan 24 chargeability anomaly. The anomaly extends laterally from the F2 Gold Zone for over 1,500 m (approximately 5,000 ft), and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold Zone is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“fabric” - The spatial arrangement and orientation of the components (crystals, particles, cement) of a sedimentary rock. The complete spatial and geometrical configuration of all those components that make up a deformed rock. It covers such terms as texture, structure, and preferred orientation.

“fault” - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

“feldspar” – a group of common rock-forming minerals that includes microcline, orthoclase, plagioclase and others.

“felsic” - light-coloured silicate minerals such as quartz, feldspar and feldspathoids.

“ferromagnesian silicate” - Silicate in which positive ions are dominated by iron, magnesium, or both.

“finite strain” – the overall change in shape of the body or shape of a volume of rock.

“fold” - Bend, flexure, or wrinkle in rock produced when rock was in a plastic state.

“footwall” – the rock on the underside of a vein or ore structure.

“formation” - A body of rock identified by lithological characteristics and stratigraphic position.

“geochemistry/geochemical” - Study of variation of chemical elements in rocks or soil.

“geology/geological” – Study of the Earth’s history and life, mainly as recorded in rocks.

“geophysical” - Study of the Earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drill hole.

“gold” – A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

“g/t” – grams per metric tonne, = 0.0292 troy ounce per short ton.

“igneous” – A classification of rocks formed from the solidification from a molten state.

“intercalated” - said of layered material that exists or is introduced between layers of a different character; esp. said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

“intrusive” – a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

“komatiitic” - Magnesium-rich ultramafic volcanic rock of high temperature origin.

“mafic” - An igneous rock composed chiefly of dark iron and manganese silicate minerals.

“magma” - Naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both. These conditions may be met in general by a mixture containing as much as 65 percent crystals but no more than 11 percent dissolved gases.

“magnetic survey” - A geophysical survey conducted on the Earth’s surface that measures variations in the Earth's magnetic field caused by variations in rock type or geological structures.

“manganese” - A gray-white, hard, brittle metallic element. Symbol, Mn. Manganese does not occur uncombined in nature, but its minerals are widely distributed. Pyrolusite (MnO2) and rhodochrosite (MnCO3) are the most common minerals. The discovery of large quantities of manganese nodules on the ocean floor, containing about 24% manganese, holds promise as a source of manganese. Used to form many important alloys, esp. with steel, aluminum, and antimony; used in dry cells and glass, and in the preparation of oxygen, chlorine, and medicines.
“mapping” – The art and science of recording geological observations on a map.

“metamorphic” - Pertaining to the process of metamorphism or to its results.

“mineralization” - The concentration of metals and their chemical compounds within a body of rock.

“ore” - Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

“outcrop” - An exposure of bedrock at the surface.

“oz/ton” – troy ounce per short ton = 34.2857 grams per metric tonne.

“plagioclase” - Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles; crystal; triclinic.

“polyphase” - In deformation, having or undergoing two or more phases of deformation, such as a polyphase deformation.

“porphyry” - A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

“prospecting” – The art and science of searching for mineral deposits.

“quartz” - A mineral composed of silicon dioxide.

“sediment” - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

“sedimentary” - Pertaining to or containing sediment or formed by its deposition.

“sericite” - A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks or in the wall rocks, fault gouge, and vein fillings of many ore deposits.

“shear zone” - An area of rock which has failed or sheared in response to applied stress.

“silicate” - A compound whose crystal structure contains SiO4 tetrahedra, either isolated or joined through one or more of the oxygen atoms to form groups, chains, sheets, or three-dimensional structures with metallic elements. Silicates were once classified according to hypothetical oxyacids of silicon.

“silicification” - The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

“soil sampling” - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

“strain” - Change in the shape or volume of a body as a result of stress; a change in relative configuration of the particles of a substance.

“stratigraphy” - Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

“strike” - Direction or trend of a geologic structure.

“structure/structural” - Pertaining to geological structure, i.e., folds, faults, etc.

“sulphide” - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

“ultramafic” - igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids.

“tailings” - Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

“tholeiitic” - type of basaltic rock that is characterized by the presence of low-calcium pyroxenes in addition to clinopyroxene and calcic plagioclase.

“Uchi Subprovince” - The Uchi Subprovince is a Neoarchean volcanic sequence in Manitoba, Canada. It is the southern margin of the North Caribou terrane and comprises a number of greenstone belts, which contains volcanic rocks that record some 280 million years of volcanism.

“vein” - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

“volcanic” - Descriptive of rocks originating from volcanic activity.

General

“2010 Circular” means the Management Information Circular dated April 23, 2010 for the Company’s 2010 Annual Meeting held on May 31, 2010 and filed on SEDAR on May 11, 2010.

“AIF” means this Revised Annual Information Form which, together with the documents incorporated herein by reference, amends and supersedes the Annual Information Form of the Company previously filed on SEDAR and dated March 31, 2011.

“Company” or “Rubicon” means Rubicon Minerals Corporation.

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102, Continuous Disclosure Obligations, issued by the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110, Audit Committees, issued by the Canadian Securities Administrators.

“NYSE Amex” means the NYSE American stock exchange.

“Phoenix Gold Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine, as further described under the heading “Material Mineral Projects” herein.

“Preliminary Feasibility Study” is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“Qualified Person” – in relation to a NI 43-101 technical report - an individual who

1.	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

2.	has experience relevant to the subject matter of the mineral project and the technical report; and

3.	is in good standing with a professional association and, in the case of a foreign association listed in Appendix A to NI 43-101, has the corresponding designation of Appendix A to NI 43-101.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

Resources/Reserves Definitions

“Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

“Mineral Resource” a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Probable Mineral Reserve” is the economically mineable material derived from a Measured and, in some circumstances, an Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a lower level of confidence than a Proven Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

“Proven Mineral Reserve” is the economically mineable material derived from a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a high level of confidence.  It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2008

Exploration and Development
In February of 2008, the Company discovered the F2 Gold System at its Phoenix Gold Property which has been the focus of exploration and development for the Company since discovery.    Subsequent to the initial F2 discovery, during the first quarter of 2008, Quantec Geoscience of Toronto, Canada, was contracted to complete 25 line-km of Titan 24 geophysical surveys covering the F2 Gold System and remaining gold zones on the Property.  The survey was completed in two phases: the first phase was initiated in February with a line spacing of approximately 500 m (1,640 ft) (Lines 1 to 5), and then the survey spacing was in-filled to approximately 250 m (820 ft) (Lines 10 to 50) in March.  From January to December in 2008, the Company completed 46,665.5 metres of drilling on the Property with the majority (34,566 metres) focused on the F2 Gold System. A total of $12.2 million in expenditures were incurred on exploration and development on the property in 2008.

Financing
On November 18, 2008, the Company completed concurrent brokered and non-brokered private placements, raising gross aggregate proceeds of $10,200,930.  Pursuant to the brokered offering, the Company issued 4,500,000 flow-through common shares (the “FT Shares”) at a price of $1.35 per FT Share and 3,296,300 common shares at a price of $1.10 per share, for gross proceeds of $9,700,930 (the “2008 Brokered Offering”).  GMP Securities L.P. acted as lead agent in connection with the 2008 Brokered Offering, along with a syndicate of agents that included Research Capital Corporation and TD Securities Inc.  The Company also issued 370,370 FT Shares at a price of $1.35 per FT Share to certain insiders and employees of the Company as well as other qualified investors, for gross proceeds of $500,000.

2009

Exploration and Development
In 2009, rehabilitation of existing underground levels was completed and the hoist and shaft were successfully re-commissioned. Rubicon continued drilling from surface and commenced underground drilling in June from the 122 metre level at its Phoenix Gold Property.  A total of 69,654 metres of drilling were completed on the Phoenix Property in 2009.  The majority of the drilling (61,632 metres) was carried out on the F2 Gold System from the underground 122 metre level (400 foot level) from three drill stations on the F2 Gold System, which was supplemented by drilling with two rigs from surface. Shaft sinking to a depth of 305 metres (1,001 feet) was commenced. The total drilling and underground development costs were $23.1 million.  Positive results continued the trend established in 2008, confirming further expansion of the F2 Gold Zone. During the first quarter of 2009, the Company initiated programs to rehabilitate and dewater the historic shaft and underground workings under an Advanced Exploration permit that was previously secured on February 27, 2009.

In order to reach its goals, the Company initiated engineering studies, environmental studies and applications to utilities supporting advanced exploration and preparing the Phoenix Gold Property for exploitation.

Financing
On March 5, 2009, the Company closed a $40 million bought deal private placement financing for common shares.  As a result, the Company announced plans to expand and accelerate its 2009 exploration program to 80,000 metres with further emphasis on underground drilling and associated development work.  During May 2009, the Company received an additional $16.4 million from the exercise of warrants.  This was followed in July 2009 by the Company’s announcement of plans for up to an additional 20,000 metres of drilling property wide to test additional drill targets.  During the summer of 2009, the Company assessed its plans for its Phoenix Gold Property based on the successful results received to that time.  As confirmed in its October 8, 2009 NI 43-101 technical report, it was determined that an expanded scope and budget for drilling was warranted.  On November 12, 2009, the Company closed a public offering for net proceeds of $82 million.  The use of proceeds included an additional 120,000 metres of drilling on the F2 Gold Zone during the period 2010 and 2011 and underground excavation (drifting) to directly access parts of the gold system. The Company indicated its plans to take a bulk sample as part of the program subject to results from local delineation drilling.

2010

From January 1, 2010 to December 31, 2010, the Company completed a total of 155,134 metres of drilling and 3,907 metres of underground development at a total cost of $57.9 million.   A total of 135,819 metres of this drilling was focussed on the F2 Gold System.

In January of 2010, Rubicon entered into an Exploration Accommodation Agreement with the Lac Seul First Nation covering certain of Rubicon’s Ontario exploration properties, including the Phoenix Gold Property, which are located on lands considered by the Lac Seul First Nation to be its traditional territory. Rubicon secured the support of Lac Seul First Nation for the Phoenix Gold Project in return for certain benefits and accommodations. Consultations with First Nations whose traditional territory includes Red Lake continue.

In April of 2010, the Company was awarded the Northwestern Ontario Developer of the Year award. The award was presented by the Northwest Ontario Prospectors Association ("NWOPA") and recognizes “an outstanding Northwestern Ontario developer or development project during the previous calendar year.”  The award recognizes the collective efforts and achievements of our staff at the Phoenix Gold Project.

On July 12, 2010, the Company announced that preliminary metallurgical test work performed on several composite samples from the Phoenix Gold Project returned gold recoveries averaging 93.8%, an absence of any refractory gold component, despite the presence of appreciable sulphide minerals in the sampled gold zones and contained low arsenic content.  The samples are amenable to standard gravity and carbon-in-leach treatments.  The Company considers these results highly encouraging and believes they bode well for optimization of both future capital and operating costs.  Results are preliminary in nature and considerably more sample material and test work is required to further characterize and optimize the F2 Gold System metallurgy.

On September 29, 2010, the Company filed a short form prospectus to qualify the secondary offering by Evanachan Limited (“Evanachan”) and McEwen Trading LP (together, the “Selling Shareholders”) of an aggregate of 45,714,357 common shares of the Company at a price of $4.16 per share (with this offering referred to as the “Secondary Offering”).  The Selling Shareholders were entities owned or controlled by Robert R. McEwen, who had beneficial ownership of the shares owned by Evanachan and control and direction over the shares owned by McEwen Trading.  The Company was not entitled to any of the proceeds from the sale of such shares.  All expenses incurred in connection with the preparation and filing of the short form prospectus were paid by GMP Securities L.P. (the “Underwriter”).  The Selling Shareholders previously held 21.4% of the issued and outstanding common shares of the Company.  After giving effect to the Secondary Offering, the Selling Shareholders confirmed that neither of them any longer owned any of the issued and outstanding common shares of the Company.  The Secondary Offering closed on October 5, 2010.  See “Material Contracts”.

In connection with the Secondary Offering, a NI 43-101 technical report was filed that summarized of the Company’s exploration work completed on the Property up to July 31, 2010.  The report recommended that the Company continue to pursue its current exploration program (approximately $27.6 million remained to be spent between July 31, 2010 and the end of Q1 2011) and consider undertaking a preliminary resource and/or assessment of the geological potential prior to commencing its next phase of exploration and development.

Further third party studies were initiated by the Company in 2010.  A paste fill study was conducted in parallel with the mining study (initially commenced in 2009) and was completed at the end of September 2010.

On November 29, 2010, the Company announced the first inferred gold resource and geological potential estimates for the Phoenix Gold Project, F2 Gold System. The estimates were prepared by Geoex Limited ("Geoex") based on 166,886 metres of diamond drilling in 237 drill holes carried out between February 27, 2008 (the date of the initial discovery of the F2 Gold System) and July 31, 2010. Readers are cautioned not to rely on the estimates or any other related written disclosure contained in the November 29, 2010 announcement or the technical report prepared by Geoex and filed on SEDAR on January 11, 2011, in support of such disclosure. (See “General Development of the Business—Subsequent Events”).

On December 15, 2010, the Company announced that its Phoenix Gold Project team was awarded the Association for Mineral Exploration, British Columbia Colin Spence Award for excellence in global mineral exploration.  The award was given for their role in the discovery and development of the F2 Gold Deposit in Red Lake Ontario.

On December 21, 2010, the Company announced the commencement of taking a bulk sample within the core area of the F2 Gold System.

Significant Acquisitions

The Company has not made any significant acquisitions during the financial year ended December 31, 2010 that would require the Company to file a Form 51-102F4 Business Acquisition Report under Part 8 of NI 51-102.

Subsequent Events

On January 11, 2011, the Company’s technical report bearing an effective date of July 31, 2010, was filed on SEDAR (“January 11, 2011 Technical Report”).  It contained the Company’s initial mineral resource and geological potential estimates for the F2 Gold System. Readers are cautioned that the estimates contained in the January 11, 2011 Technical Report were amended and superseded by estimates announced by the Company on March 31, 2011.

On February 14, 2011, the Company announced that as the result of a review by the British Columbia Securities Commission (the “BCSC”) of the Company’s January 11, 2011 Technical Report, the Company expected to file an amended technical report for the Phoenix Gold Project.

On March 31, 2011, as a result of the BCSC review, the Company announced amended inferred mineral resource and geological potential estimates for the F2 Gold System.  The amended estimates replace and supersede the estimates announced by the Company on November 29, 2010 and contained in the January 11, 2011 Technical Report.  The amended estimates were prepared by Peter George of Geoex Limited, the Company’s independent QP and author (the “Author”) of the January 11, 2011 Technical Report.  The summary of the amended polygonal model inferred mineral resource estimate (using a 5 g/t gold cut-off and 10 grams x metre product (core length), surface to 1200 metres below surface) is as follows:

•	5,500,000 inferred tonnes;

•	20.34 g/t inferred gold grade and 3,597,000 inferred ounces of gold, both on an uncapped basis; and

•	17.29 g/t inferred gold grade and 3,057,000 inferred ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

The summary of the amended block model validation inferred mineral resource estimate (using a 5 g/t cut off, surface to 1200 metres below surface) is as follows:

•	6,017,000 inferred tonnes;

•	16.49 g/t inferred gold grade and 3,190,000 inferred ounces of gold, both on an uncapped basis; and

•	15.69 inferred gold grade and 3,035,000 inferred ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

Inferred resources are too speculative to have economic considerations applied to them, and there is no certainty that the inferred resources will be converted to measured and indicated resources.

The summary of the amended geological potential, exclusive of inferred mineral resources, surface to 1500 metres below surface, is as follows:

•	a range of 1,670,000 to 4,360,000 tonnes;
•	a range of 21.2 to 29.2 g/t gold grade and a range of 1,300,000 to 5,600,000 ounces of gold, both on an uncapped basis; and
•	a range of 16.9 to 23.2 g/t gold grade and a range of 800,000 to 4,300,000 ounces of gold, both on a capped basis (using a 10-5-2 capping strategy).

A 10% upside and 20% downside potential for both tonnes and grade has been incorporated to address the possible uncertainty of the geological potential estimate. The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.  Geological potential estimates are separate from inferred resource estimates.

On April 11, 2011, the Company announced the filing of a NI 43-101 compliant technical report (the “Amended Report”) containing the amended inferred mineral resource and geological potential estimates and confirmed that the amended estimates contained therein amend and supersede the estimates announced by the Company on November 29, 2010 and which were the subject of the January 11, 2011 Technical Report.

For more details, please refer to sections of this AIF entitled “Material Mineral Projects” and “Documents Incorporated By Reference”, namely the Company’s news release dated March 31, 2011, and the Amended Report.

GENERAL DESCRIPTION OF THE BUSINESS

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of gold and base-metal exploration properties both through Company-funded and partner-funded exploration.  The Company is also involved in the investment in other mineral exploration and resource companies.  The financial success of the Company is dependent upon its ability to discover economically exploitable mineralization.

The Company controls over 65,000 acres of exploration ground in the Red Lake gold camp, in the province of Ontario.  At present, the Company’s main focus is on advanced exploration of its 100% owned Phoenix Gold Property.  See “Material Mineral Projects”.  The Company has also acquired land packages in Alaska and Nevada, United States; however, at present, the Company is not dependent to any material extent on foreign operations.  The Company does not have any assets or mineral properties that are in production or that contain a mineral reserve. Please refer to the sections of this AIF entitled “General Development of the Business--Subsequent Events”

and to “Material Mineral Projects” for a description of the Company’s amended inferred mineral resource and geological potential estimates.

Specialized Skill and Knowledge
All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs, treasury, accounting and legal.  While periods of increased activity in the resource mining industry can make it more difficult to locate competent employees and consultants in such fields, the Company has been able to locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions
The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration  in the future.  See “Risk Factors”.

Business Cycles
The mineral exploration business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates and the ability to finance the Company on favourable terms is also affected by worldwide economic cycles.

Changes to Contracts
It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection
The Company conducts exploration activities in the Canadian province of Ontario and the states of Alaska and Nevada in the United States.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  If environmental assessments are triggered, they can cause delay to the decision as to whether or not the relevant exploration property will be placed into production.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The financial and operational effects of environmental protection requirements on the Company’s capital expenditures, earnings and competitive position have not been significant in the year ended December 31, 2010, and are not expected to become significant until and unless the Company develops a mine on one of its exploration properties.

As at December 31, 2010, the Company has deposited $493,000 with the Ministry of Northern Development, Mines and Forestry (“MNDMF”) as financial assurance for future estimated remediation costs associated with the on-going development of the Phoenix Project.  Subsequent to December 31, 2010 the Company deposited a further $955,360 with the MNDMF, for further future estimated remediation costs.

Employees
As of the date of this AIF, the Company has fifty (50) full-time employees.  The Company also relies on consultants to carry on many of its activities and, in particular, to supervise work programs on its mineral properties.

Foreign Operations
The Company is not carrying on foreign operations to any material extent.  Although it has exploration properties in Nevada, Utah and Alaska, the Company’s main focus is on exploration of its Phoenix Gold Property in Ontario, Canada.

Bankruptcy, Receivership or Similar Proceedings
There has been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries within the three most recently completed financial years and up to the date of this AIF, and none are proposed for the current financial year.

Material Reorganization
There has been no material reorganization of the Company within the past three (3) financial years or completed during the current financial year and no material reorganization has been proposed for the current financial year.

Social or Environmental Policies
The Company is and has been carrying out exploration in Canada, principally in Ontario.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including posting of reclamation bonds.  Management has adopted and is committed to a Health, Safety and Environmental (“HS&E”) Policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  The HS&E Policy is provided below:

“Health, Safety and Environmental Policy

•
“Rubicon Minerals Corporation is committed to eliminating injury and illness in the workplace, and to ensuring the well being of the environment and the communities in areas where the Company operates. To achieve these objectives the Company will:

•	Provide staff with the resources to identify, manage and minimize health and safety risks to employees, contractors and communities where the Company operates.

•	Assess existing and potential project related risks and avoid, manage or mitigate these risks during all project stages and emergency situations.

•	Meet or surpass legislative obligations and organizational conformance requirements.

•
Monitor performance, compare against recognized industry standards, seek continual improvement through the implementation of management systems and report on performance to stakeholders in a timely manner.

•	Oblige management, employees, contractors and suppliers to be aware of compliance obligations and promote a commitment to health, safety and environment at all levels.

•	Monitor, investigate and report on accidents and incidents in a manner that encourages continuous learning and improvement of health, safety and environmental performance.

•	Establish capacity to deal with emergency situations and update plans and procedures to reflect the experience gained from every test, incident, or accident.

•	Promote safe, healthy and environmentally conscientious behaviour as a Company core value and encourage this behaviour both in and away from the workplace.”

In addition, Rubicon entered into an Exploration Accommodation Agreement with the Lac Seul First Nation covering certain of Rubicon’s Ontario exploration properties that are located on lands considered by the Lac Seul First Nation to be its traditional territory.  See “General Description of the Business - Three Year History - 2010”.

Consistent with its continuing consultation with First Nations whose traditional territory includes Red Lake, Rubicon developed its Aboriginal Policy.  The principles of Rubicon’s Aboriginal Policy are provided below:

•	Rubicon management endeavors to develop and operate sustainable projects that meet high economic, environmental and social standards.

•	We respect and value the communities that neighbor our projects, and recognize the unique status of the First Nations and the Métis Nation of Ontario as the original members of those communities.

•
Whenever our operations might affect First Nations or the Métis Nation of Ontario, Rubicon seeks to develop enduring relationships with those First Nations and the Métis Nation of Ontario built upon trust and respect.

Rubicon will:

•	develop and maintain mutually beneficial relationships with First Nations and the Métis Nation of Ontario communities in the areas of our operations.

•	initiate and maintain ongoing, transparent and good faith communications with First Nations and the Métis Nation of Ontario in the area of our exploration projects.

•	consult with First Nations and the Métis Nation of Ontario communities in the areas of our projects to inform them of our plans and to listen and understand their interests.

•	respect the traditional knowledge, cultural practices, and culturally-significant sites of First Nations and the Métis Nation of Ontario

RISK FACTORS

An investment in the common shares of the Company is highly speculative and subject to a number of risks. An investor should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this AIF.  The risks described below are not the only ones which may affect the Company.  Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be materially adversely affected and investors may lose all of their investment.  Details of the risk factors identified under this heading and “Forward-Looking Statements” in this AIF should be carefully reviewed and evaluated by prospective investors before purchasing the common shares of the Company.

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

Resource Exploration and Development is generally a Speculative Business
Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company has no mineral producing properties at this time. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “mineral reserves.” The Company has not defined or delineated any proven or probable mineral reserves on any of its properties. Although the resource estimates contained in the Amended Report (incorporated by reference herein) have been prepared by a Qualified Person, these amounts are inferred resource and geological potential estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable)

reserve. See “Forward-Looking Statements”, “Caution regarding Reference to Resources and Reserves”, “General Development of the Business—Subsequent Events” and “Material Mineral Projects” in this AIF.

Extensive development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results and successful economic studies.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

No Known Reserves
The Company’s properties are in the exploration stage and are without a known body of commercial ore.  The Company does not have any mineral reserves on its properties.

Title Risks
The confirmation of title to resource properties is a very detailed and time-consuming process.  Title to, and the area of, the mineral interests held by the Company may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Company may have an interest, which, if successful, could result in the loss or reduction of the Company’s interest in the properties.

Although title to its material property has been reviewed by independent counsel and an opinion of title obtained by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties. Title insurance generally is not available for mining claims and other types of mineral tenure in Canada and the Company’s ability to ensure that it has obtained secure title to individual mineral properties may be severely constrained.

Although a legal boundary survey exists on its Phoenix Gold Property, Rubicon has not conducted surveys of all of its other mineral interests in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  In addition, Rubicon may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Aboriginal Title and Rights Claims
Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any treaty land entitlement claims or Aboriginal land claims having been formally asserted or any legal actions relating to Aboriginal issues having been instituted with respect to the Phoenix Gold Property.  There can be no assurance that treaty or Aboriginal rights will not be asserted in the future in respect of the Phoenix Gold Property, or any of the Company’s other properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by Aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

Uncertainty of Acquiring Necessary Permits and Licenses
The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Legislation and regulations implemented by the MNDMF and the Ministry of Natural Resources (“MNR”) directly affect the mining industry in the province of Ontario where the Company holds some of its mineral claims. The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.

The Acts and Regulations which guide exploration activity in Ontario include the Mining Act, the Public Lands Act, the Forest Fires Prevention Act, Lakes and Rivers Improvement Act, Crown Forest Sustainability Act, Fish and Wildlife Conservation Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protection Act, Ontario Water Resources Act and the regulations to the Gasoline Handling Act.

Although the Company currently holds all approvals which it requires in order to carry out its current drilling and underground program on the Phoenix Gold Property, the Company cannot be certain that it will receive the necessary permits on acceptable terms to conduct further exploration and to develop such property. The failure to obtain such permits, or delays in obtaining such permits, could increase the Company’s costs and delay its activities, and could adversely affect the operations of the Company.

Governmental Regulation
Exploration activities on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company’s properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or U.S. State in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fisheries Act (Canada).

If any of the Company’s projects are advanced to the development and production stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Market Price of Company’s Shares and Financing
Since the Fall of 2008, worldwide securities markets, particularly those in the United States and Canada, have experienced an increased level of price and volume volatility, and the market price of securities of many companies have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the price of the Company’s common shares fluctuated from a high of $6.50 to a low of $3.24 per share during the financial year ended December 31, 2010.  There can be no assurance that fluctuations in the price of the Company’s common shares will not continue to occur.  See “Market for Securities: Trading Price and Volume”. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure investors to purchase new shares issued at a price which will not lead to severe dilution to existing shareholders, or at all.  Therefore, there can be no assurance that significant fluctuations in the trading price of the common shares of the Company will not occur, or that such fluctuations will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

Competition
The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Operating Hazards and Risks
Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to surface and underground exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, unexpected ground conditions and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Quality Requirements

United States

Federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, and mining our U.S. properties. Compliance with statutory environmental quality requirements described above may require significant capital investments, significantly affect our earning power, or cause material changes in our intended activities. Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities. As a result of these matters, our U.S. operations could be suspended or cease entirely.

In the United States, federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration and mining operations. These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain.  Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.  Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Ontario

Legislation and regulations implemented by the MNDMF and the MNR directly affect the mining industry in the Province of Ontario where the Company holds its material mineral claims.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  The Company remains current with evolving legislation, including the modernization of Ontario’s Mining Act and the regulation thereunder to maintain regulatory compliance.

General Developments
The mineral exploration and development business is intensely competitive and as such the Company must maintain and enhance its high technical abilities in order to compete in raising capital and delivering exploration results.

Management
The Company is dependent upon a number of key directors, officers and employees:  David W. Adamson, President and Chief Executive Officer; William J. Cavalluzzo, Vice-President, Investor Relations; Glenn Kumoi, Vice-President General Counsel and Corporate Secretary, Matthew Wunder, Vice-President, Exploration, Claude Bouchard, Vice-President, Operations

and Robert Lewis, Chief Financial Officer.  The loss of any one or more of the named officers and employees could have an adverse effect on the Company.  The Company has entered into management contracts with Messrs. Adamson, Cavalluzzo, Bouchard, Kumoi, Wunder and Lewis.  See “Directors and Officers”.  The Company does not maintain key person insurance on any of its management members.

Conflict of Interest
Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Limited Operating History:  Losses
The Company has no experience in mining or processing of metals. The Company has experienced, on a consolidated basis, losses of $24,049,706, $556,329; and $2,399,763 in the years ended December 31, 2010, 2009 and 2008, respectively.  The Company has no mineral properties in development or production and has no revenues from operations.  The Company does not anticipate it will earn any material revenue in 2011 and anticipates it will incur losses for the foreseeable future.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2010, the Company’s deficit was $46,709,395.

Shares Reserved for Future Issuance:  Dilution
As at December 31, 2010, there were 7,578,000 options outstanding at a weighted average price of $2.82 per share and no warrants outstanding.

As at December 31, 2010, an additional 190,000 options, contingent on shareholder approval, were outstanding at a weighted average exercise price of $3.75 per share.

As at March 31, 2011, there were 7,534,000 options outstanding at a weighted average price of $2.82 per share.

As at March 31, 2011, an additional 3,491,696 options, contingent on shareholder approval, were outstanding at a weighted average exercise price of $5.69 per share. The exercise of these options will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.  These options must be approved by the shareholders before December 31, 2011 to become effective.  If there is a change of control during this period, before shareholder approval has been received, then the options will immediately be converted to stock appreciation rights that, upon exercise, will require the Company to pay the holder in cash, the difference between the market price of the Company’s shares at that time and the exercise price.

Occupier Liability and Environmental Hazard Risks
On the Phoenix Gold Property, there are a number of mine structures (hoist, head frame) and mine features (unused tailings and settling ponds, rock dumps and processing plant) which were used by the previous owners to gain underground access and stockpile mill feed. The mill was never fully commissioned and only 2,500 tons of mill feed was processed.  The Company conducts on-going activities in accordance with government legislation to ensure the site is safe and secure. The rehabilitation of the site is being reviewed under a Closure Plan for the development and production phase, which was submitted for approval in February 2011, with the MNDMF.  The Company has proposed that the required financial assurance will be provided according to the following:

•	Phase 1 (commence upon filing of Closure Plan in 2011): $955,360. This is in addition to the previous provided cash amount of $493,000 for the Advanced Exploration Closure Plan;

•	Phase 2 (commence in Q1 2012): $1,421,998;

•	Upon commencement of development of ramp portal (definitive development schedule to be determined) - $40,279; and

•	Operation of on-site mill and production of tailings (commence in Q4 2012) - The rehabilitation costs for the tailings facility are currently being refined and will be provided by Q4 2012.

The above payments do not consider the salvage value of assets that will remain upon closure of the site. The salvage value of these assets will be significant and this will be reflected in the Q4 2012 payment. See also “Governmental Regulation” above.

Future Litigation may impact the Company
While the Company does not currently have any claims against it, the Company may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.  The Company maintains liability insurance to cover certain portions of these potential claims.

MATERIAL MINERAL PROJECTS

The Phoenix Gold Project is the Company’s only material mineral project.  Please refer to the Company’s NI 43-101 technical report (the “Amended Report”) filed on SEDAR on April 11, 2011 (and incorporated by reference herein) for detailed disclosure relating to:

•	Project description and location;
•	Accessibility, Climate, Local Resources, Infrastructure and Physiography;
•	History;
•	Geological Setting;
•	Exploration;

•	Mineralization;
•	Drilling;
•	Sampling and Analysis;
•	Security of Samples;
•	Mineral Resource and Mineral Reserve Estimates;
•	Mining Operations; and
•	Exploration and Development.

In addition to the summary reproduced below (extracted from the Amended Report), please also refer to the section of this AIF entitled “General Development of the Business - Subsequent Events” for a description of the amended inferred mineral resource and geological potential estimates for the Phoenix Gold Project announced by the Company on March 31, 2011.

“Introduction

This technical report (the “Report”) has been prepared by Geoex Limited (“Geoex”) at the request of the management of Rubicon Minerals Corporation (the “Company” or “Rubicon”).  The author of the Report, Mr. Peter George, B.Sc., P.Geo (the “Author”) has over 45 years experience in the mining industry including extensive experience in gold exploration and the mining sector in Canada.

The Company has accepted that the qualifications, expertise, experience, competence and professional reputation of Mr. George are appropriate and relevant for the preparation of this Report.  In the past five years the Author has completed resource reports and/or geological potential reports on four significant Archean gold projects: Gold Eagle’s (now Goldcorp) Bruce Channel deposit in Red Lake, Ontario; Valgold’s (now Northern Gold) Jonpol deposit in Garrison Township, Timmins area; Black Pearl’s (now Canadian Lithium) Tully deposit in the Timmins area; and San Gold Corporation’s Rice Lake Mine, SG-1 Mine, Hinge Mine, 007 Zone, Cartwright Zone, SG-2 Zone, and SG-3 Zone in Bissett, Manitoba.

The purpose of this Report is to provide current (effective date July 31, 2010) resource and geological potential estimates for the Company’s F2 Gold System in the Phoenix Gold Project area (the “Phoenix Gold Project” or “Project”) in Red Lake, Ontario.

The format and content of the Report are intended to conform to Form 43-101F1 of National Instrument 43-101 (“NI 43-101”) of the Canadian Securities Administrators.  The Author is independent of the Company pursuant to NI 43-101.

Extensive background information, with an effective date of July 31, 2010, relating to the Project area is contained in the Author’s report dated September 27, 2010.  The reader is referred to the aforementioned report for such background information.

This Report amends and supersedes the Author’s report dated January 11, 2011 (the “January 2011 Report”).  The reader should not refer to the January 2011 Report for any information whatsoever, including the mineral resource and geological potential estimates contained therein.  The mineral resource and geological potential estimates contained in this Report amend and supersede the estimates contained in the January 2011 Report.

The Phoenix Gold Project is located in Bateman Township in the Red Lake District of north western Ontario, approximately six kilometres north of the operating Red Lake Gold Mine.  It is accessible by an eight kilometre all-weather, gravel road from the town of Cochenour.

Rubicon earned a 100% interest in the property comprised of the Phoenix Gold Project (the “Property”) through two separate option agreements made during 2002.  The water covered areas of the Phoenix Gold Project, held as 25 “Licenses of Occupation” and one “Mining Lease”, were optioned from Dominion Goldfields Corporation ("DGC") in January 2002.  The land portions of the Phoenix Gold Project, held as 16 Patented Claims, were optioned by agreement in July 2002 which include mining rights and any surface rights held by DGC subsidiary, 1519369 Ontario Ltd.  Collectively, all of these titles are referred to as the “Phoenix Gold Project” and cover an area of approximately 509.47 hectares.  The properties are contiguous, have been previously surveyed and are currently in good standing.  Rubicon has also secured additional surface rights for the property through a public auction by the Municipality of Red Lake. All titles to the Phoenix Gold Project (Licenses of Occupation, Mining Lease, Mining Patents and Surface Patents) have been transferred to Rubicon.

The Company has a 335 metre shaft and hoisting facility, a licensed tailings management facility, and a number of surface buildings that have been used for surface and underground exploration.  There is a mill building however, no functional mill has ever been installed.

Geology and Mineralization

The F2 Gold System comprises part of the Company’s Phoenix Gold Project. The Phoenix Gold Project comprises a northeast-trending, west dipping sequence of ultramafic to mafic volcanics +/- intrusives, felsic intrusives and minor sedimentary rock types. Regional mapping by both the Ontario Geological Survey and the Geological Survey of Canada show the Phoenix Gold Project to be part of the Balmer Assemblage being characterized by extensive ultramafic rock types. At the Phoenix Gold Project, extensive mapping, trenching, diamond drilling and geophysical surveys carried out over an eight year period at a cost of $84 million has defined a very consistent geological sequence which can be correlated along the length of the property for over four kilometres.

The Phoenix Gold Project area straddles the East Bay Deformation Zone (“EBDZ”). Regionally, the EBDZ and major mapped lithological units along this trend are correlated for over 15 kilometres based on government regional geology maps.  The EBDZ is in sharp structural contact with a later, F2 (second fold generation) domain to the southeast where northwest trending (F2) fold axes are perpendicular to the EBDZ. Thus the EBDZ represents a very large structural zone or ‘break’ separating two major geological domains.

At the Phoenix Gold Project, the EBDZ is manifested by a well-developed northeast striking penetrative foliation (F1) which displays progressively steeper dips eastwards as the domainal boundary with the adjacent F2 domain is approached.  Foliation is parallel to lithological boundaries except rarely where F1 closures are mapped. Thus, the property is interpreted to largely represent F1 limb domains parallel to F1 (parallel to East Bay Trend). In the area of the existing mine shaft, the F1 foliation and the geological sequence dip approximately 50 degrees to the west whereas eastwards in the area of the F2 Gold System, which occupies the core of the EBDZ, dips are sub vertical to steep west.

In February 2008, the Company discovered the gold mineralization of the F2 Gold System.  Between February 2008 and July 31, 2010, the Company completed a total of 166,886 metres of drilling (41% of which is underground drilling), dewatered the existing exploration shaft, rehabilitated the hoist and underground workings and carried out (at the 305 metre level, as of July 31, 2010) 243 metres of underground drifting.  Based on this diamond drilling a set of geological sections through the F2 Gold Zone were interpreted and are included in this Report.  These demonstrate that major geological units are parallel to foliation, i.e. they are sub-vertical to steep west dipping and host gold mineralization which can be correlated for approximately 1200 metres along strike northeast and to depths of 1500 metres where deeper drilling has been carried out.

Significant gold mineralization on the Phoenix Gold Project is found in the following types of veins and structures:

•	Sulphidized and quartz-veined Banded Iron Formation ("BIF");

•	Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type);

•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts;

•	Disseminated arsenopyrite and/or silica replacement zones cross-cutting stratigraphy;

•	D2 conjugate shear structures which crosscut the trend of the EBDZ;

•	Sheared biotite-altered veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone, now called Island Zone);

•	Gold-bearing veins in felsic intrusive and feldspar porphyry intrusive rocks and within ultramafic rocks of the East Bay Serpentinite (MAC3 and F2 Gold System); and

•	Significant, silicified and biotite-altered ± sulphide mineralized zones in basalt (host to the newly discovered F2 Gold System).

Gold mineralization in the F2 Gold System itself is characterized by vein and sulphide replacement mineralization which is preferentially hosted in two main rock types, titanium rich basalts (high iron tholeiites) and felsic intrusive rocks (bounding units).  The Ti basalts are fine grained and, where fresh example exists, comprise amphibole +/- plagioclase. Felsic intrusives where less altered are fine to medium grained albite, quartz +/- biotite bearing, sill like bodies. Both Ti basalts and felsic intrusives are heavily altered by potassium, (bioitite), iron carbonate (ankerite) +/- silica associated with gold mineralization. Both rock types can be readily identified chemically on Al-Ti plots. Such plots are used to confirm geological logged rock types in areas of intense alteration.  Extensive ultramafic rocks comprise the majority of the remainder of the F2 Gold System. Cross sections and level plans presented in this Report show that these host rock types can be correlated over vertical distances of approximately 1500 metres and horizontal distances of approximately 1200 metres. The sections also show that the individual mineralized zones are bounded by the major rock types and can be correlated over vertical distances of greater than 300 metres and horizontal distances of greater than 150 metres.  Sub-zones identified to date generally display a northeast strike, steep to vertical dip and a plunge on long sections of 70-80 degrees to the south-southwest. Examination of sectional data suggests that gold values in excess of 1 g/t successfully define the gold mineralized system with which higher grade sub-zones occur.

The mineralized zones are typically highly altered with replacement style mineralization consisting of intense biotite-iron carbonate-amphibole-silica (+/- pyrrhotite-pyrite + rare arsenopyrite) regardless of host lithology. Quartz breccia zones are typically seen within the Ti basalt units and consist of highly biotite-amphibole-silica altered angular fragments within a quartz-biotite-amphibole matrix. The breccia zones can be greater than several metres true thickness with vertical continuity of greater than 10’s of metres.

The Balmer Assemblage is host to several important gold deposits (Bruce Channel, GAZ Zone, Rahill), past producing deposits (including the Cochenour and Madsen deposits) and the currently producing Red Lake Mine. The F2 Gold System displays many characteristics described from these other deposits including host rock types, preferential basaltic host to gold mineralization, and similar structural history. However, it should be noted that the parameters, methods and assumptions used in this Report are derived entirely from project specific data and are not intended to be applicable to, nor were they derived from, data from nearby deposits or operations.  Examples from nearby deposits or operations are cited for purposes of information or general comparison only.

Extensive gold mineralization within the Red Lake camp has led to the total production of more than 24 million ounces of gold (as of December 31, 2007).  The Red Lake Gold Mine, which now includes both the former Red Lake Mine and the Campbell Mine, has historical production of 17 million ounces of gold.  The past-producing Cochenour Mine (1.2 million ounces of gold) is located at the intersection of the "Mine Trend" with the EBDZ.  The recently discovered Bruce Channel deposit represents the southwest down plunge extension of the Cochenour Mine. Mineralization is well developed in several areas along the EBDZ and includes such gold prospects as McMarmac, Chevron, Abino and the former McFinley mine and more recently, Goldcorp and Premier Gold’s GAZ Zone.  The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour.  Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

GEOEX RESOURCE ESTIMATE

Introduction and Methodology

The mineral resources are defined in terms of the NI-43-101 regulations (See Appendix 2).  Mineral resource estimates for the Project are summarized below, with additional details provided in Appendix 3 to the Report.

Geological sections and plans at scales of 1:1000, 1:500 and 1:200 were reviewed by the Author.  These plans and sections included a set of geological sections that were generated and interpreted by an independent geological consultant. Sections were selected at a tight spacing of

20 metres through the F2 Gold System and were based on all available geological and assay information. They show that major rock types can be correlated on section to depths of 1500 metres and over a strike length of approximately 1200 metres.  The Author reviewed selected drill core from the F2 Gold System, reviewed geological logging and sampling protocols used by project staff and agrees with the geological interpretation derived from the geological sections. Gold mineralization ranging from low (>1 g/t) to high grade is observed within (i.e. is bounded by) major mapped geological units. As described above, the geological sequence is sub-vertical to steep west dipping. Illustrative examples of sections and plans are included in the body of this Report and the complete set of geological sections at 40 metre spacing (for ease of reference) is reproduced in Appendix A in this Report.

The QAQC protocols of the Company have been independently reviewed and approved by a third party consultant.  The Company also had an independent third party consultant audit the composite calculations.  The Author is of the opinion that the database underlying the Geoex resource estimates is suitable for the purposes of this Report.

The Author prepared both 3g/t and 5g/t assay composites tables in 3D AutoCad to allow inspection of the distribution of significant gold mineralized intervals excluding a large number (>4000) lower grade intercepts (>1 g/t gold) which are incorporated in the geological cross section interpretation presented in Appendix A.  Significant drill intersections within bounding geological units and mineralized sub-zones were observed to conform closely to bounding geological units and are largely aligned in the direction of the EBDZ, i.e. they display a northeast trend and sub-vertical to steep westerly dip.

Individual mineralized zones can demonstrate local horizontal continuity of greater than 150 metres and vertical continuity of greater than 300 metres (see Appendix A and 3-2).  Drill testing of gold-bearing units was carried out on approximately 55 metre spacing to a depth of 500 metres below surface.  From 500 metres to 1000 metres below surface the drill spacing averages between 60 to 70 metres.  Drill spacing from 1000 metres to 1200 metres averages approximately 100 metres where drilling has been carried out.

The Author has reviewed all of the technical data relative to the resource estimate and concludes there is sufficient data to reasonably interpret the geology of the vein systems in plan and sectional views and to prepare resource calculations based upon industry standard polygonal long section analysis.  Given the average drill spacing (discussed above), only inferred resources have been estimated at this time.

Over 90% of the gold in the resource estimate is contained within two main bounding rock types, high Ti-basalts and felsic intrusive.  The rock types occur in two main areas, the Core Zone and the West Limb area (refer to Figures 20 and 21).  The Core Zone contains four separately identified Ti basalts, termed the F2B, Crown, F2BE and F2BE1 and one felsic intrusive unit the F2FI .The West Limb area contains three separately identified Ti basalt units the WLB1, WLB2 and WLB3 and four felsic intrusive units the WLFI, WLFI2, CFI and CFIE units.  Individual Ti basalt units can be traced for distances of greater than 500 metres along strike and vertical distances of greater than 1000 metres as shown on both cross sections and long sections in Appendix A and 3-2, respectively.  Felsic intrusive units can also be traced for greater than 500 metres along strike and vertical distances of greater than 1000 metres although these units tend to have a stronger vertical component than the Ti basalt.

In the opinion of the Author, the continuity demonstrated by the bounding geology and mineralized zones, combined with the drill spacing through the mineralized system justifies the inclusion of all mineralized intercepts which meet the economic cut-off criteria of 5 g/t gold and 10 gram x metre product (core length) into the resource estimate in the area drilled to a depth of 1200 metres.  This cut-off grade is based on preliminary operating cost estimates for an underground mining operation in the F2 Gold System (see section below). The Author has reviewed all project specific data and concludes that the continuity of bounding geological units and mineralized zones as illustrated in Figures 20, 21, 22 and 23 supports the inclusion of outlying polygons into the resource estimate.

The complete sets of cross sections provided in Appendix A and the polygonal long sections in Appendix 3-1 clearly illustrate the continuity, bounding geology, and drill spacing through the mineralized system.

The resource database used in the estimation of the inferred resource is comprised of 161 “significant composites”.  In the Author’s view, the Company has taken a conservative approach and has defined a “significant composite” as a composite interval satisfying both a minimum grade of 5 grams per tonne gold and a 10 gram x metre product (core length) as well as the additional criteria of containing a minimum grade of 5 grams per tonne gold over a horizontal thickness (interpreted true thickness) of 1.2 metres.  The Author reviewed the project data and notes the vertical nature of the ore body and the competent nature of the host rocks. In the Author’s experience, lode gold systems which have permissive geometries and host rock competence and which employ selective narrow mining methods would support a minimum mining width of 1.2 metres. The Author is aware of examples in lode gold systems where this has been the case, one being the Golden Patricia Mine which produced 750,000 ounce of gold using a 1.2 metre mining width. Another is the Lupin Mine in the NWT. There are an additional 96 intercepts with greater than 5 grams per tonne gold and a 10 gram x metre product (core length) but less than 5 g/t gold over a 1.2 metres horizontal width which are not used in the resource estimate but demonstrate extending continuity around resource blocks (See Appendix 3) as well as 122 intercepts between 3 g/t and 5 g/t (that meet the 10 gram gold x metre product) and 700 anomalous intercepts (> 2.5 gram gold x metre product and < 10.0 gram gold x metre product and greater than 2 g/t gold) which were not included since they are below the selected cut-off.  However, these excluded intercepts do attest to the presence of a robust system and likely point to potential areas where closer spaced drilling may define additional resources that meet the 5 gram cut-off criteria.

The complete sets of cross sections provided in Appendix A and the polygonal long sections in Appendix 3-1 clearly illustrate the continuity, bounding geology, and drill spacing through the mineralized system.  To aid in further illustrating the continuity of individual mineralized zones, the Author has, in Appendix 3-1, presented in addition to the polygons utilised in the resource estimate, the pierce points (in red) for intercepts from 3 to 5 grams and polygons (dashed line perimeter) for pierce points that meet the cut-off screens but have a horizontal width less than 1.2 metres.  While these additional pierce points do not meet the inferred resource parameters they do demonstrate the continuity of individual mineralized zones and indicate areas that merit additional drilling.

Pursuant to the CIM Standards of Mineral Resource and Mineral Reserve estimation it is the Qualified Person’s (the “Author”) responsibility to select an estimation method, parameters and criteria appropriate for the deposit under consideration.  The F2 Gold System has sufficient drilling to warrant an inferred resource estimate, however as the resource is currently comprised of 22 Zones, there are statistically insufficient data for each zone (and their subzones) to apply rigorous statistical analysis.  Therefore, in the Author’s opinion, at this stage of the project, polygonal long section analysis is the most appropriate resource estimation method for structurally complex gold systems such as the F2 Gold System. An initial block model analysis was completed by the Company and was reviewed and accepted by the Author as a cross check of the polygonal model results and assumptions and the results are discussed below.

Quantitatively the polygonal and block model methodologies produce similar total grade-tonnage results as would be expected since they are based on the same spatial database and any variance between the two methods would be related to differences in interpolation and geometric assumptions. Since the polygons selected are derived from inspection of the geological data and since they have dimensions well within the observed continuity of geological, structural and mineralized zones, the polygonal approach is considered by the Author to be most representative of the observed data at this stage of exploration compared to other methods which are less intuitively related to the source data. The ability to relate estimates to observed, rather than modeled, geological data is considered by the Author to be of prime importance at the early stages of resource estimation, i.e. the polygonal method can clearly be validated through inspections of geological, structural and assay data.

As more data become available to allow refinement of statistical parameters for individual zones and sub zones, other modeling techniques may or may not be required. It is noted that in Red Lake mining operations and, historically, at many lode gold mining operations in the Canadian Shield, classical polygonal estimations have been, and continue to be used along with block modeling methods depending on individual circumstances.

The mineral resource estimates were determined using industry standard polygonal volumetrics on vertical long sections oriented mine grid north-south (azimuth 45 degrees true) viewed from mine grid east to west.  The drawings and measurements were done in 3D AutoCad.

Polygons are constructed around composite pierce points.  The individual polygons are constrained by:

•	intersections with adjacent polygons;

•	by half the distance to adjacent drill holes that intersect the plane of the polygon but do not intersect mineralization or intersected mineralization that clearly does not have economic potential;

•	by intersection with crown pillar allowance at the subsurface interface; and by intersection with property boundaries.

The area of each polygon was determined in 3D Autocad.  The horizontal width of the polygon perpendicular to the plane of the intersection was calculated in the resource spreadsheet based upon the core width, the dip and azimuth of the hole at the long section pierce point and the strike direction of the long section.  The volume of the polygon was determined by multiplying the area from the vertical section by the horizontal width at the pierce point on the long section.  Tonnage is calculated by multiplying the volume of the polygon (cubic metres) by the average specific gravity (2.85 assumed for this Report based upon a representative database of specific gravity measurements).  Average grade is estimated by the weighted average of the sum of the polygon tonnes x grade divided by the total tonnes.

Since the mineralized zones are subparallel to the vertical longitudinal sections, calculated horizontal widths closely approximate the true widths of the composites.

Resource calculation tables and inferred resource polygons on longitudinal sections showing the limits of respective bounding units are presented in Appendix 3.

Compositing and Cut-off Grades

As an initial step in the resource estimation, the Author reviewed the database including all significant composited drill hole intersections, defined as those having a minimum grade of 3 grams per tonne (0.09 ounces per short ton) and a grade-thickness (core length) product of 10 gram-metres.  All composites in the resource database meet or exceed this minimum threshold.  These composites are presented in Appendix 1, Table Appendix 1-2.

As discussed in above, the resource estimate is based on composites having a grade equal to or greater than a cut-off grade of 5 grams per tonne (0.15 ounces per short ton).  The 5 gram cut-off is based upon preliminary estimates of operating costs (See Table below) of $153 per tonne provided to the Author by the Company’s engineers, and the Author based on his experience has no reason not to rely upon this estimate. A 5 gram per tonne cut-off grade equates to $153 per tonne at a gold price of $1,040 per ounce and equates to $240 per tonne at $1,400 per ounce.  The Author, based on his recent experience in resource estimation and evaluation of other narrow vein-type lode gold deposits, is qualified to provide the opinion that the preliminary cost estimates used in this Report are sufficiently comprehensive and reasonable.  Further, in Red Lake, Goldcorp (Blais et al 2011, Section 17.1.11) use a cut-off grade of 4 grams per tonne for resource estimates on the Cochenour Mine to depths of 1200 metres.  For deep underground mineralization at Red Lake-Campbell Goldcorp (Blais et al 2011) use a cut-off of 6.1 grams per tonne (3.2 grams per tonne for incremental resource blocks).

Manpower	$85.82 per tonne
Power	$12.87 per tonne
Fuel	$1.35 per tonne
Explosives	$3.00 per tonne
Bits and steel	$3.00 per tonne
Ground support	$6.00 per tonne
Mill costs	$20.00 per tonne
Fill Plant	$14.00 per tonne
Ventilation	$2.00 per tonne
Roads	$1.00 per tonne
Water	$1.00 per tonne
Tailings	$2.00 per tonne
Reclamation	$1.00 per tonne
Total	$153.04 per tonne

Comparison with Nearby Projects

Although cut-off grades at the Phoenix Gold Project are derived solely from internal analysis of current costs and modeled throughout, the selected cut-off of 5g/t compares well with the Madsen estimate (5g/t extending to >1500 metres depth, Claude Resources NI 43-101 report), the Cochenour estimate (Blais et.al., 2011) and parts of the Red Lake Mine even though mining at the Red Lake Mine is taking place at levels beyond the range of the current F2 Gold Project resource estimate.

In general, mineralization at the F2 Gold System is considered most similar to the described Campbell and Footwall Zones at the Red Lake Mine, both in terms of average gold grades and style of mineralization compared to the very high grade HGZ deposits.

The reader is cautioned that information presented on similar properties in this section is not necessarily indicative of mineralization on the Phoenix Gold project that is the subject of this Report.

Grade-Tonnage and Cut-off Grade – Tonnage Curves

Figures 33 and 34 illustrate the grade-tonnage curve and cut-off grade for the 3 gram cut-off database between 0 and 1200 metres below surface.  The curves clearly illustrate and confirm the results of the polygonal inferred resource estimate at a cut-off grade of 5 grams per tonne (5.5 million tonnes with average grade of 20.3 grams gold per tonne (uncapped)) and also clearly illustrate for the reader the potential impact of higher or lower cut-off grades on the resource grade and tonnage.

Polygonal Area of Influence and Shape

Detailed cross sections and level plans presented in this Report show that bounding host rock types can be correlated over distances of approximately 1500 metres vertically and 1200 metres horizontally.  The sections also show that individual mineralized zones can be correlated over vertical distances of greater than 300 metres and horizontal distances of greater than 100 metres.  Thus the maximum observed continuity is in the vertical dimension which is close to the plunge direction.

The Author has selected an elliptical area of influence with a minor axis radius of 37.5 metres and a major axis radius of 75 metres with the major axis plunging steeply to the south parallel to the local and regional structural plunge.  The dimensions reflect distances that are well within the observed horizontal and vertical dimensions and continuity of the known mineralization.

It should be noted that the selection of polygon size for the polygonal inferred estimate was based solely on the analysis of the geological and assay information and observed continuity of mineralized zones as represented by the illustrative sections set out in Appendix A and bounding geological units presented on long sections in Appendix 3-2 to this Report.

In order to validate the resulting polygonal inferred estimate, a separate block model was created using the same dataset as the polygonal resource (see below) and was reviewed by the Author.  For reference purposes,  it is noted that the search parameters utilized in the polygonal resource estimate which were derived from geological data  are less than those utilized in the block model derived from standard two times variogram range search parameters for inferred block model resource estimates.  The orientations of the polygonal search ellipse as derived from geological data and the independently derived orientation of the search ellipse for the block model derived by variogram analysis are similar. It is concluded by the Author that this variogram analysis independently validates the selection of polygon size and orientation utilized in the polygonal resource estimate.

It should also be noted that 60 percent of the polygons comprising the 5 g/t gold and 10 gram x metre product (core length) base case resource estimate, have dimensions less than the maximum polygon ellipse radius parameters of 75 metres vertical and 37.5 metres horizontal (8,845 square metres). Based on the strong continuity of bounding geological units and mineralized zones, the remaining 34 percent of the polygons which utilize the maximum polygon dimensions also demonstrate, in the view of the Author, reasonable prospects for economic extraction.

The Author concludes that drilling density and observed continuity of mineralization and geology is consistent with the definition of inferred resources in NI 43-101, that the resource “can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.”

Under the definition of Mineral Resource in NI 43-10, all resources must be “in such form and quantity and of such grade and or quality that it has reasonable prospects of economic extraction”.  The aforementioned economic criteria that have been applied to the database that underlies the current resource estimate meet the “reasonable prospects of economic extraction” standard.

Capping Analysis

Analysis of the F2 Gold System composite data (Figure 33) indicates the presence of several gold populations within the F2 Gold System dataset which is entirely consistent with geological observations. Strong continuity of high grade mineralization is demonstrated in areas where sufficient drilling has taken place (refer to Figures 20 through 23 for illustrative plans and sections and Appendix A and 3-2 for complete sections). Accordingly, treatment of the data as one coherent, log normally distributed data set is not valid and top cutting is thus not warranted at this time. Utilizing the geological constraints within the F2 resource area, there are currently well over 30 sub-zones present each of which requires adequate sample density to develop an appropriate approach to top cutting.  Top cutting should be reconsidered once more data, including bulk samples, are collected allowing for enhanced interpretation and proper zone allocations.

However, notwithstanding the above discussion of multiple gold populations at the F2 Gold System, the Author has applied the 10-5-2 empirical cap (that is still in use at parts of the Red Lake Mine) to the F2 Gold System inferred resource estimates (polygonal and block model) in order to assess the impact of very high grade intercepts. In addition, the Author presents both polygonal and block modeled estimates to allow a comparison of the results from both methods. According to the Goldcorp 2006 NI 43-101 report on the Red Lake Mine, the 10-5-2 capping is still applied at the Campbell mine and in some sulphide zones. As noted above, more sophisticated top cutting strategies should be considered for the F2 Gold System as more data becomes available for individual sub-zones at the F2 Gold System. In the interim, the Author considers that the use of 10-5-2 provides a provisional capping estimate that allows the reader to assess the impact of cutting high grade gold values.

Based on the analysis of all data on geological sections and in 3D AutoCad, and the parameters discussed above, the Author prepared the inferred polygonal resource estimate for the F2 Gold System. An initial block model analysis was completed by the Company and was reviewed and accepted by the Author as a check of the polygonal model results and assumptions and the results are discussed below.  Both the inferred polygonal resource estimate and the block model inferred resource estimate were prepared on an uncapped and capped basis.  The Author also derived a separate estimate of geological potential on a capped and uncapped basis incorporating a range for both tonnage and grade.  All of these estimates have an effective date of July 31, 2010.  Please note that the numbers have been rounded from the detailed resource estimates contained in Appendix 3 of the Report.

Geoex Resource Estimate

Polygonal Model Inferred Resource Estimate – Uncapped and Capped

Table 1:  Inferred Resource Estimate (5 g/t gold cut-off and 10 gram x metre product (core length)) (at July 31, 2010)

Polygonal Model Inferred Mineral Resource Estimate (5 g/t gold cut-off and 10 gram x metre product (core length) – surface to 1200 metres below surface)
Inferred Tonnes	Gold (Uncapped Grade)		10-5-2 oz Capped Gold Grade*

	Inferred gold grade	Inferred	Inferred gold grade	Inferred
	(g/t)	Ounces	(g/t)	Ounces
5,500,000	20.34	3,597,000	17.29	3,057,000

Inferred resources are too speculative geologically to have economic considerations applied to them and there is no certainty that the inferred resources will be converted to measured and indicated resources.

*10-5-2 refers to an empirical capping strategy that caps gold values greater than 10 oz/ton to 10 oz/ton (342.8 g/t), those between 5 and 10 oz/ton to 5 oz/ton (171.4 g/t),  those between 2 and 5 oz/ton to 2 oz/ton (68.6 g/t). Values less than 2oz/ton remain uncapped.

The stated mineral resources are in-situ and undiluted, and figures are rounded.

Block Model Validation of Polygonal Resource – Uncapped and Capped

In order to validate the polygonal model, the Author reviewed the results of a second inferred resource estimate derived using block model analysis. The block model was prepared using Surpac Version 6.1.4 software.

The block model estimation was performed using the same data set used for the polygonal resource estimate. Drill hole assay data were reviewed and a composite interval of 1.0 metre was selected for the data set. During the compositing process, Surpac software declustered the data to address uneven spatial assay distribution. Variogram analysis was performed and block size optimization was carried out. Verification of Surpac block model assumptions, variogram analysis and input parameters was carried out by an independent third party.

The results of the variogram analysis are as follows:

Variogram parameters
• Major axis (dip direction – near vertical):	36.0m radius

Anisotropy Ratios
• Semi major axis (strike direction):	1.40 (ratio to major axis) or 25.7m radius
• Minor axis (across strike direction):	3.40 (ratio to major axis) or 10.6m radius

Search ellipse parameters
• First Axis (strike direction):	13.40 degrees (Mine Grid)*
• Second Axis (plunge direction):	69.00 degrees
• Third Axis (dip direction):	10.00 degrees
• Inferred resource estimate used search parameters of 2 times variogram ranges
• Max search distance of major axis:	72.00 metres
*Mine Grid zero degrees azimuth = 45 degrees clockwise rotation to magnetic North.

The variogram results are generally consistent with the geological model used in the polygonal estimation having two axes that approximate the observed geological and mineralized trend of the EBDZ (northeast). The plunge of the second axis is also generally consistent with the observed plunge in the geological model (70-80 degrees) used in the polygonal estimate.

Block Model Validation Inferred Resource

The block size selected for the block model was based on a block size optimization analysis performed using Surpac. The search method selected was inverse distance squared.  The search radius employed was two times the variogram ranges (72 x 51 x 21 metres) and is consistent with standard block model methodology for inferred resources.  A minimum of three samples and maximum of five samples were selected as requirements for populating each block.

It is noted that the standard 2x variogram search parameter dimensions used to classify the block model inferred resource are larger than the polygons used in the polygonal estimate derived from analysis of sectional data which lends independent support to the polygon size selected in the polygon model which was derived independently from analysis of sectional geological and assay data.

The block model was constrained utilizing surfaces for the following:

•	The lake bottom;

•	The claim boundary; and

•	The hanging wall geological contact to the F2 system.

Based on the foregoing, the following results are derived.

Block Model Validation Inferred Resource (5 g/t) (at July 31, 2010)
Cut-off grade (g/t)	Inferred Tonnes	Uncapped block model estimate to 1200 metres below surface		10-5-2* Capped block model estimate to 1200 metres below surface
		Inferred gold grade (g/t)	Inferred Ounces	Inferred gold grade (g/t)	Inferred Ounces
5.0	6,017,000	16.49	3,190,000	15.69	3,035,000

Inferred resources are too speculative geologically to have economic considerations applied to them and there is no certainty that the inferred resources will be converted to measured and indicated resources.

*10-5-2 refers to an empirical capping strategy that caps gold values greater than 10 oz/ton to 10 oz/ton, those between 5 and 10 oz/ton to 5 oz/ton,  those between 2 and 5 oz/ton to 2 oz/ton. Values less than 2oz/ton remain uncapped.

The stated mineral resources are in-situ and undiluted, and figures have been rounded.

On an uncapped basis, the block model estimates are within 9.4% of the tonnage, 18.9% of the grade and 11.3% of the total contained ounces of the uncapped polygonal estimate. On a capped basis, the block model estimates are within 9.4% of the tonnage, 9.3% of the grade and 0.7% of the total contained ounces of the capped polygonal estimate. While the Author does not consider the block model the most appropriate method for this type of deposit, these variances provide strong supporting validation for the preferred polygonal estimate reported above. Capping has been carried out to allow an evaluation of its effect. As additional data becomes available, additional studies of statistically based capping may be required.

The Author evaluated the effect of using a smaller block model search ellipse (equivalent to the size of the polygonal ellipse) instead of the 2 times variogram range which resulted in no material difference to the stated block model inferred mineral resource estimate.

For comparison purposes only, it is noted that the average mined grade at Red Lake, Campbell and Cochenour Mines was 20.1 g/t gold.

Geological Potential Estimate

Opinions on the geological potential of a property are permitted under Sections 2.3(2) of NI 43-101 provided that the necessary cautionary language is appended to any reference to the geological potential estimate, and the basis for determining the geological potential is stated.

In addition to the above referenced inferred mineral resource estimates, the Author carried out an evaluation of geological potential between 0 and 1500 metres below surface, based on an analysis of the distribution of current drilling (strike length of 898 metres as of July 31, 2010) and opportunity for infill and expansion drilling to depth. The system remains open along strike and to depth beyond the current limit of drilling.

The geological potential is based on the projection and extrapolation of the inferred resource present between 0 to 500 metres below surface as this area has the highest drill density of one drill hole per 55 m2and contains an inferred resource of 2,988,000 tonnes grading 26.55 g/t gold containing 2,550,000 ounces of gold. In a portion of the area between 500 and 1500 metres below surface, drilling density is lower but still sufficient to qualify resources where drilling has been carried out. In the opinion of the Author, based on a review of project data, experience from elsewhere in Red Lake and general observations on lode gold deposits, the grade and tonnage profile of the area above 500 metres is likely to be replicated to depth with additional drilling.

The Author estimates exclusive of the inferred resources, geological potential on a uncapped basis of between 1,670,000 and 4,360,000 tonnes grading 21.2 to 29.2 g/t gold for an additional 1,300,000 to 5,600,000 ounces of gold. If the 10-5-2 capping described above were applied, these estimates of potential would be reduced to 800,000 to 4,300,000 ounces of gold grading between 16.9 g/t and 23.2 g/t gold. A 10% upside and 20% downside potential for both tonnes and grade has been incorporated to address the possible uncertainty of the geological potential estimate.

The Geological potential described above is illustrated in Figure 37 of the Report.

The potential tonnages, grades and ounces set forth in the analysis of geological potential are conceptual in nature, as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.  Potential estimates are separate from the inferred mineral resources stated above.

This Report amends and supersedes the Author’s report dated January 11, 2011 (the “January 2011 Report”).  The reader should not refer to the January 2011 Report for any information whatsoever, including the mineral resource and geological potential estimates contained therein.  The mineral resource and geological potential estimates contained in this Report amend and supersede the estimates contained in the January 2011 Report.

Conclusions

•
Drilling completed to date in the F2 Gold System has provided sufficient drill density and data to reasonably interpret the geometry of the vein systems in plan and sectional views and to prepare resource calculations based upon industry standard polygonal long section analysis.  Given the high grade nature of this deposit, future refinements in grade estimation and capping analysis will depend upon zone-specific statistics derived from diamond drilling and underground sampling.

•
Rubicon site geologists with extensive experience on the Phoenix Project and at other operations in the Red Lake area have interpreted the F2 Gold System data on the basis of host rock lithology, lithogeochemistry, alteration, and overall nature of the mineralization.  The interpretation has resulted in a number of stacked, subparallel zones typical of the gold mineralization in the Red Lake area with the RLC (Goldcorp’s Campbell and Red Lake Mines) being the best comparative example.  In general the F2 Gold System sub-zones strike 045o (true) (Mine Grid North) and near surface dip steeply west.  The sub-zones plunge steeply to the southwest. The mineralized zones are interpreted as striking north-northeast and dipping sub-vertically to the northwest similar to the bounding geological units. The Author has reviewed the project specific data and agrees with this interpretation.

•	In the Author’s opinion the current interpretation complies with the local and regional geological setting and compares well with the structure of other mineralization along the Bruce Channel Trend.

•	Assumptions and details of the resource and geological potential estimates are presented in Appendix 3 and Figure 37 respectively and are summarized in Sections 17.3 and 17.4.

•
Based on the analysis presented in this Report, the Author concludes that the grade and tonnage of the inferred resources at a cut-off of 5 gram per ton and 10 gram x metre product (core length) indicates that the F2 Gold System has reasonable prospects for economic extraction.

•	The Author concludes that the F2 Gold System warrants expenditures on:

➢	Additional drilling to upgrade inferred resources to measured and indicated resources.

➢	Bulk sampling for metallurgical tests and grade confirmation and reconciliation with exploration drill hole data.

➢	Estimation of prefeasibility level operating and capital costs and completion of a Preliminary Economic Assessment.

Recommendations

The Company is well funded and is in the process of completing the current phase of the Advanced Exploration program which includes extensive in-fill drilling and underground development on the 305 Level in addition to a bulk sampling program and the completion of a Preliminary Economic Assessment (“PEA”) referred to in the budget below.

Assuming that the results of the PEA are positive, the Company should consider executing a Phase II development budget.  Phase II costs should be refined as part of the PEA contemplated in Phase I. Depending on the results of the PEA, the Company may want to consider additional studies during Phase II to further refine capital and operating cost estimates.

The Author, based upon his qualifications and experience, agrees that the costs in the following budget are reasonable and that they are reliable.  The following budget summarizes the Company’s budget for the period August 1, 2010 to July 31, 2011 and is recommended by the Author to be completed. The Company should also consider carrying out studies towards completing a Preliminary Economic Analysis:

Budget Phase I August 1, 2010 through July 31, 2011
Phoenix Operations and Mine Development Preparation
Underground Development	25,956,671
(incl drifting, drill support, operations)
Underground and Surface infrastructure and development	5,931,940
(Second Egress, Hoist Fund, Sewage system, etc.)
Mine Development (long lead items)	5,050,353
(Hoist Fund and purchase, Mill design, tailings, paste fill plant, etc.)
Mine Closure Plan Financial Guarantee	1,020,599
Sub total	37,959,563

Delineation Drilling and Exploration Activity
F2 Drilling (Delineation and 9X drilling)	21,391,609
Red Lake Regional Drilling	-
General Red Lake (Geophysics, Acquisition review, etc)	1,026,734
Property Maintenance Obligations	881,782
Sub total	23,300,125

Total	$61,259,688

The reader is cautioned that information presented on similar properties in this section is not necessarily indicative of mineralization on the Phoenix Gold project that is the subject of this Report.”

Permitting Summary
Further exploration, and any development and mining operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or failure to obtain such licenses and permits, or failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including First Nations.

During 2009 Rubicon completed the previously reported dewatering and shaft rehabilitation.  In addition, Rubicon submitted an Exploration Phase Closure Plan to the Government of Ontario to allow underground exploration which was accepted for filing in February 2009.  Rubicon has now extended its three compartment shaft to the 305 metre level and is advancing its underground development and drill programs pursuant to the November 12, 2009, $82 million financing and subsequent news release dated October 12, 2010.

Rubicon is currently fully permitted to complete its phase II advanced exploration and development program on the Phoenix Gold Project, including accessing the F2 Core Zone and the extraction of a bulk sample.  In order to be in a position to commence the development and construction stage for potential production, a new production phase Closure Plan and nine new permits will be required. The permits are: Amendment to the Permit to Take Water 2342-7LWRQU; Permit to Take Water 3585-85K6H6; Certificate of Approval-Sewage 1384-86HQR8; New Certificate of Approval – Industrial Sewage; Consolidated Amendment to Certificate of Approval - Air 9500-7NGTTC; Consolidated Work Permit; Forest Resource License and Easement over Crown Land; Amendment to the Zoning By-Law; and Class Environmental Assessment for supplemental diesel generators under the Environmental Assessment Act.

The most significant permit is the production phase Closure Plan.  The Company filed its Closure Plan for approval in mid February 2011, and has elected to re-file as of April 4, 2011 to provide for additional time to continue its consultations with First Nations whose traditional territories include the project area.  The Company expects the Closure Plan will be filed and approved during Q2 2011.

Four of the new required permits are in hand and it is expected that  two of the remaining material permits will also be received in early  Q2 2011 (completion of the Class Environmental Assessment for the supplemental diesel generators and the Consolidated Amendment to Air Certificate of Air Approval 9500-7NGTTC). The Company expects to receive approval of the final two material permits, the amendment to Permit to Take Water 2342-7LWRQU and the new Industrial Sewage Certificate of Approval to revoke Industrial Sewage Certificate of Approval 9305-8C5SC6 that was issued for the Advanced Exploration Phase, in mid Q2 2011.

The Department of Fisheries and Oceans has advised the Company that re-development of the existing tailings management facility (“TMF”) will not require its approval, pursuant to Section 35 of the federal Fisheries Act. Dewatering of the existing TMF was completed in Q1 2011 in preparation for re-development should the Project proceed to the production phase.

Electrical power on at the Phoenix Project is currently supplied by a diesel generator.  Rubicon is in the process of obtaining approval from Hydro One to connect to their 44 KV system in the Municipality of Red Lake. The connection point to the Hydro One grid has been confirmed and Rubicon is in the process of securing title to the right-of-way, through negotiations and, if required, pursuant to Section 175 of the Mining Act and Section 21 of the Public Lands Act.  Consultation with Hydro One continues regarding the electricity supply that would be required for a portion of the electrical power should the Phoenix Gold Project proceed to the production phase.

Rubicon is continuing negotiations with Hydro One Networks for connection to the 44KV power grid. Currently, Rubicon has received and accepted an Offer to Connect from Hydro One Networks for 1MW.  In February of 2011, Rubicon received another Offer to Connect from Hydro One Networks for an additional 4.3 MW of electricity.  Rubicon expects to be connected to the 44KV power grid in mid-2011. Rubicon further expects that an additional 4.7 MW of electrical power will be required should the Phoenix Gold Project proceed to the production phase.

Rubicon had already obtained the necessary permits to commence the previously reported Advanced Exploration Program. The permits are summarized in the table below.

Summary of Advanced Exploration Permits

Approval	Issuing Government Agency	Relevant Legislation (provincial)
Air Certificate of Approval 9500-7NGTTC	Ministry of the Environment of Ontario (“MOE”)	Section 9, Environmental Protection Act
Industrial Sewage Certificate of Approval Sewage 4192-7JRJ3L (Amended to 9305-8C5S6Z on 26 January 2011)	MOE	Section 53, Ontario Water Resources Act
Permit to Take Water 2342-7LWRQU (amended to 7714-7TZR7D on 17 July 2009)	MOE	Section 34, Ontario Water Resources
Permit to Take Water 6020-7LHPX9 (Amended to 3585-85KGHG on 21 May 2010)	MOE	Section 34, Ontario Water Resources
Phoenix Advanced Exploration Project Closure Plan	Ministry of Northern Development, Mines and Forestry	Part VII, Mining Act

Approval	Issuing Government Agency	Relevant Legislation (provincial)
LRIA Approval RL-2009-01	Ministry of Natural Resources of Ontario	Section 17, Lakes and Rivers Improvement Act

Rubicon continues to work with the appropriate government agencies to obtain the required permits as the project advances.

Exploration Expenditures
Over the past three (3) years, the Company has incurred approximately $100 million in exploration expenditures on its Phoenix property.

2010 Exploration
As of December 31, 2010, the Company has drilled a total of 155,134 metres during the year on the Phoenix property. The majority of this drilling (135,819 metres) was focused on the F2 Gold Zone.

Mineralization within the F2 Gold System occurs near a major structural setting within the ultramafic-mafic volcanics rock package.  This setting is analogous to major deposits in the Red Lake gold district. Gold in the F2 Gold System is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphide. Results to date indicate that high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. Low grade gold mineralization and alteration in these rocks is an excellent predictor of the potential for nearby economically significant gold mineralization as borne out by drill results to date. The overall mineralized envelope suggests a steep plunge to the southwest. These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex.  Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Gold Zone.

Since discovering the F2 Gold Zone in late February 2008, significant gold mineralization has now been intersected over a vertical distance of 4,715 feet (1,437 metres) and over an interpreted strike length of over 4,265 feet (1,300 metres).  Drilling is on-going and complete assays are pending.   Based on the diamond drilling results, a set of geological sections through the F2 Gold Zone were interpreted.  These demonstrate that major geological units are parallel to foliation, i.e. they are sub-vertical to steep west dipping and host gold mineralization which can be correlated for approximately 1200 metres along strike northeast and to depths of 1500 metres where deeper drilling has been carried out.

The January 11, 2011 Technical Report contained the Company’s initial inferred mineral resource and geological potential estimates for the F2 Gold Zone. The Company announced amended estimates on March 31, 2011 and the filing of the Amended Report on April 11, 2011. The Amended Report and amended estimates contained therein amend and supersede the initial estimates announced on November 29, 2010 and contained in the January 11, 2011 Technical Report (see “General Development of the Business--Subsequent Events” and “Material Mineral Projects”). The Company is evaluating ways to expand and advance exploration and development of the F2 Gold Zone which will require an exploration and development program and budget (see “Material Mineral Projects”).

Qualified Person
The 2010 exploration work in Red Lake was supervised by, and the technical information concerning the Company’s Red Lake properties in this AIF was prepared by or under the supervision of Terry Bursey, P.Geo., Regional Manager of the Company and a Qualified Person under the definition of NI 43-101.

OTHER PROJECTS

Other Red Lake projects (2008 –2010)

Over the past three years, the Company spent approximately $5.0 million in exploration on its other Red Lake properties ($3.5 million in 2008), a majority of which was funded by partners who optioned properties from the Company.  Acquisitions and project options include:

Adams Lake Property
The Adams Lake property comprises 35 unpatented mining claims (236 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys support the presence of large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake in 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix Gold Project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 Gold System discovery.  The property is currently inactive.

East Bay Property
The East Bay Property comprises 43 unpatented mining claims (123 units) that occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone of the East Bay property of Goldcorp/Premier Gold (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold - Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at the Phoenix Gold Project. East Bay is considered strategic and a priority target.  Exploration plans for East Bay in 2009 were postponed to allow maximum resources to be directed to the F2 Gold System discovery.  During the current year the Company has expended approximately $0.1 million on geophysics at the East Bay property.

DMC Property
The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone Belt (“RLGB”).  The property is considered strategic to the Company and a Titan 24 geophysical survey covering the core of the DMC property was completed in April, 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometre below surface. At the Company’s Phoenix Gold Project, similar Titan 24 surveys are correlated with the F2 Gold System mineralized sequence. Rubicon views Titan 24 geological surveys as potentially useful in identifying new targets beyond the Phoenix Gold Project itself. The results of the Titan 24 survey were evaluated in the fall of 2009 and used as a targeting tool for a 2010 planned winter drill program.  Approximately $1.6 million was expended on the DMC property during the current year to conduct 6,560 metres of reconnaissance drilling (no significant results) and complete an additional Titan 24 survey. Although no significant gold intercepts were returned, the drilling did provide valuable geological and structural information that will help guide further exploration on this large property.

Humlin Property
The Humlin Property comprises 31 unpatented mining claims (294 units) located in Fairlie Township. No work has been conducted on the property in 2010.

Slate Bay Property

The Company has a 100% interest in 30 unpatented mining claims (153 units) located in McDonough and Graves Townships.  Approximately $500,000 in exploration work has been completed on the property since 2001, including approximately $100,000 in the current year. Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, which includes key mafic-ultramafic contacts in proximity to a regional scale angular unconformity.  The setting is analogous to that at the producing mines in the camp.  Titan 24 deep penetration IP surveys were performed over a portion of the Slate Bay property in the first quarter of 2010 and final data was received in the second quarter of 2010.  The Company is using this data in conjunction with historical drilling and magnetic surveys to refine future drill targets.

Wolf Bay Property
The Wolf Bay Property comprises 23 unpatented mining claims (108 units) located in the Todd and Hammell Lake Townships of west Red Lake.  The property is currently inactive.

Advance Property
The Advance Property comprises 13 patented mining claims (approximately 39 ha) in the Todd Township of west Red Lake.  The property is southwest of, and contiguous to, the Newman Todd Property currently being drilled by Redstar Gold Corporation (under option to Confederation Minerals Ltd.).  The property is inactive but remains a prospective target and is adjacent to properties being actively explored and drilled by competitors.

Partnered Projects

McCuaig JV Property
The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the RLGB. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix Gold Project meant that no work was carried out in 2008 and 2009.  During the first quarter of 2010, a Titan 24 survey was completed on the McCuaig Property in conjunction with surveys completed over the adjacent DMC Property.

Red Lake North Property
The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) that comprise the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by August 1, 2011 (as amended in 2009, 2010 and 2011) in order to maintain its option in good standing at which time, if all payments are made Solitaire will have earned a 55% interest in the project.

Westend Property
In July 2008, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”). Halo was required to complete $225,000 in exploration expenditures before July 31, 2010 to maintain its option but did not complete the expenditures and subsequently dropped the Option on the property.   Currently the property is comprised of 13 unpatented mining claims (47 units) and is inactive.

English Royalty Division
The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the year ended December 31, 2010, the Company spent $336,065 on acquisition and maintenance costs and recovered $604,579 in cash and shares.

For further information please refer to the financial statements for the year ended December 31, 2010 of the Company.

US Projects

Alaska
During 2007, as part of the transaction with companies owned or controlled by Robert R. McEwen, the Company acquired a 513,000 acre land package in Alaska, southeast of Fairbanks for approximately $22 million, through the issuance of common stock. The lands surround the Pogo Gold Deposit, owned by Sumitomo Metal Mining Co., Ltd. (85%) and Sumitomo Corp. (15%). Approximately 1/2 of the package is 100% owned by Rubicon (New Horizon Claims) and the other 1/2 consisted of an option to acquire up to a 75% interest in lands held by Kiska Metals Corporation (“Kiska” formerly Rimfire Minerals Corporation). In March 2011 the Company advised Kiska that they would be terminating the option. As a result of the Company’s termination of this option agreement the Company incurred a write down of $21,163,835.

Total exploration expenditures in Alaska since acquisition in 2007 amounted to $6.2 million.   All commitments for Alaska exploration under the McEwen transaction were met in 2008.  No exploration work was carried out on the property during 2009 or 2010.

As the Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets for follow-up. The program also included a minor diamond drilling program testing priority areas. The remaining exploration targets are high-grade gold deposits of the Pogo type. The Pogo deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Due to the F2 Gold System discovery, the Company has elected to reduce its 2010-2011 exploration in Alaska but continues to view its Alaska holdings as prospective for new high grade gold discoveries in the area.

The Alaska projects are under the supervision of Curt Freeman, MS., P.Geo., Independent Consultant and Qualified Person as defined by NI 43-101.

Nevada and Utah
During 2007 as part of the transaction with companies owned or controlled by Robert R. McEwen, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada and 608 acres in Box Elder County, Northwestern Utah for approximately $6 million payable in shares of the Company. Exploration of this property is in the preliminary stage.  Lexam Explorations Inc., from whom the property was acquired, had previously carried out approximate US$1 million worth of exploration.

To date, Rubicon has spent approximately $1 million on its Nevada properties, including a required minimum $500,000 in 2008.

This area of Nevada is starting to be subject to more exploration following recent discoveries by others in the region. During 2008, Rubicon carried out an extensive airborne magnetic and radiometric survey designed to aid in the development of target areas. This was supplemented by field mapping, prospecting and the completion of a regional stream sampling program and ASTER image analysis to aid in target selection. Reconnaissance field mapping and a stream sediment sampling program was carried out in 2009.

Due to the F2 Gold Zone discovery, the Company has elected to reduce its 2009-2010 exploration in Nevada but it continues to view its Nevada holdings as prospective for bulk mineable gold discoveries in the area. It is reviewing funding alternatives for advancing exploration of its Nevada holdings.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the common shares are entitled to an equal share of any dividends declared and paid.  There are no restrictions on the Company’s or its subsidiaries’ ability to pay dividends.

OTHER SHARE ISSUANCES

During 2010, the Company issued 931,000 common shares from the exercise of options.

Pursuant to an Exploration Accommodation Agreement dated January 23, 2010, the Company issued a non-material number of common shares to Lac Seul First Nations on April 12, 2010 and May 14, 2010.

Pursuant to an Agreement of Purchase and Sale between 0691403 B.C. Ltd and Rubicon Minerals Corporation (“Buyer”) and Edward Goulet and Christine Goulet (“Sellers”), signed April 22, 2010, the Company issued 54,054 common shares in part consideration for the purchase price of the surface rights to part of the Phoenix Gold Property.

During the fiscal year ended December 31, 2010, the Company did not issue any other common shares for mineral properties, pursuant to the terms of property and joint venture agreements or otherwise.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure
The Company is authorized to issue an unlimited number of common shares without par value of which  214,294,674 common shares were issued as at December 31, 2010.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

As at March 31, 2011, the Company had the following common shares and stock options outstanding:

Common shares issued and outstanding	214,382,674
Stock options	7,534,000
Fully diluted share capital	221,916,674
                   * Each Stock Option entitles the holder to acquire one common share of the Company.

In addition, as at March 31, 2011, the Company had an additional 3,491,696 stock options that were subject to shareholder approval outstanding, which if approved would increase fully diluted share capital to 225,408,370.

CONSTRAINTS

There are no constraints imposed on the ownership of securities of the Company to ensure a certain level of Canadian ownership of the Company.

RATINGS

No ratings have been requested from any rating organizations in respect of any of the Company’s securities.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed and posted for trading on the TSX under the symbol “RMX” and NYSE Amex under the symbol “RBY”. The table below sets forth, for the periods indicated over the 12 months prior to the date of this AIF, the price range and volumes traded or quoted on the TSX (as reported by TSX MarketData) and the NYSE Amex.

High and Low Prices and Volume on a monthly basis
Period	TSX			NYSE AMEX
	High	Low	Volume	High (Closing) U.S.$	Low (Closing) U.S.$	Volume
December 2010	$6.15	$5.14	22,024,901	$6.04	$5.10	31,169,745
November 2010	$6.50	$3.69	45,563,078	$6.34	$3.64	39,693,126
October 2010	$4.35	$3.54	16,305,107	$4.32	$3.45	18,789,304
September 2010	$4.54	$4.00	43,060,303	$4.37	$3.87	17,481,810
August 2010	$4.63	$3.58	12,777,557	$4.43	$3.48	11,922,825
July 2010	$3.68	$3.31	7,724,219	$3.57	$3.15	7,379,879
June 2010	$4.04	$3.24	15,976,009	$3.97	$3.10	13,826,690
May 2010	$4.24	$3.35	23,122,976	$4.16	$3.09	18,958,234
April 2010	$4.29	$3.50	31,098,318	$4.26	$3.51	16,757,789
March 2010	$4.93	$3.79	20,863,112	$4.81	$3.72	14,590,085
February 2010	$5.16	$4.21	10,916,079	$4.95	$3.93	11,323,973
January 2010	$5.41	$4.25	10,712,056	$5.24	$4.00	13,560,330

ESCROWED SECURITIES

There are no securities of the Company currently held in escrow or subject to a pooling agreement or other contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding
The name, province and country of residence, position with the Company and principal occupation during the five preceding years of each of the directors and executive officers of the Company as at the date of this AIF are as follows:

Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years	Director and/or Officer Since
David W. Adamson, B.Sc. (Hons.), M.Sc., Ph.D., President, CEO & Director British Columbia, Canada
Exploration Geologist; President and CEO since 2001 and Director of the Company since 1996

Other Current Directorships
Director of Constantine Metal Resources Ltd. (TSX-V) and Director of Paragon Minerals Corporation (TSX-V)

Director and Officer since March 1996

Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years	Director and/or Officer Since
David R. Reid, B.A., LL.B. Director British Columbia, Canada	Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present Other Current Directorships Director of Far West Mining Ltd. (TSX).	Director since April 2001
Julian kemp, B.B.A., C.A. Director Ontario, Canada
Chartered Accountant; Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present

Mr. Kemp is a Director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) since 2006 to present and was a Director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX).

Director since May 2010
Bruce Thomas, Q.C. Director Ontario, Canada	Lawyer; Founding partner of Thomas Gold Pettingill LLP from July 2008 to present Partner at Cassels Brock LLP from September 1980 to June 2008	Director since July 2009
Christopher J. Bradbrook Director Ontario, Canada
Vice-President Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010; Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010; President & CEO of New Gold Inc. (TSX; AMEX) October 2004 to January 2008

Director since December 2005
William Cavalluzzo Vice-President, Investor Relations Ontario, Canada	Vice-President, Investor Relations of the Company, for over the past five years	Officer since December 2001
Glenn Y. Kumoi, BA, LL.B. Vice-President, Vice-President, General Counsel and Corporate Secretary British Columbia, Canada	Vice President, General Counsel and Corporate Secretary of the Company from December 2009 to present

During the past 5 years, Mr. Kumoi’s principal occupation was Chief Legal Officer, VP Human Resources and Corporate Secretary for Ballard Power Systems, associate counsel for Davis LLP, and previously as an executive at MDSI Mobile Data Solutions Inc.
Officer since December 2009

Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years	Director and/or Officer Since
Matthew Wunder, B.Sc. P.Geo Vice-President, Exploration British Columbia, Canada
Professional Geologist (P.Geo.)Vice-President, Exploration of the Company from 2007 to present

From 2004 to 2007, Mr. Wunder’s principal occupation was Senior Consultant at Golder Associates Ltd. to June 2007; VP Exploration at Mexoro Minerals, August 2006 to December 2006; and Senior Geologist at Aur Resources from April 2004 to August 2006

Officer since June 2007
Claude Bouchard, B.Sc. P.Eng. Vice-President, Operations Ontario, Canada
Mining Engineer; Vice-President, Operations of the Company from April 2009 to present; Manager of Engineering (previously, General Manager of Project Development and Manager of the Levack Mine and Footwall Deposit) of FNX Mining Company Inc. in Sudbury, Ontario prior to April 2009

Officer since April 2009
Robert G. Lewis, J.D., C.G.A. Chief Financial Officer British Columbia, Canada
Certified General Accountant; CFO of the Company, from September 2005 to present; CFO and Secretary of Paragon Minerals Corporation, from July 2006 to May 31, 2008; Controller, International KRL Resources Corp./Logan Resources Ltd., from May 2004 to September 2005

Officer since September 2005
Note:
(1)	Mr. Kemp was appointed as director of the Company on May 31, 2010.

(2)	Mr. John R. Brodie and Mr. Philip S. Martin ceased being directors of the Company on May 31, 2010.

Directors of the Company are elected to hold office for one (1) year until the next Annual Meeting of shareholders of the Company is held.

The committees of the Board of Directors of the Company consist of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  The members of the Audit Committee are Julian Kemp, B.B.A., C.A. (Chair), Bruce Thomas, Q.C. and Christopher J. Bradbrook.  The members of the Compensation Committee are Christopher J. Bradbrook (Chair), Julian Kemp and Bruce Thomas, Q.C. The members of the Corporate Governance Committee are Bruce Thomas, Q.C. (Chair), David R. Reid, Julian Kemp and Christopher J. Bradbrook.  The members of Nominating Committee are Bruce Thomas (Chair), Julian Kemp and Christopher J. Bradbrook.

The directors and the executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, 2,403,594 shares of the Company, representing 1.12% of the outstanding common shares of the Company, as at December 31, 2010.  None of the directors and executive officers of the Company own any voting securities of any subsidiary of the Company.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Cease Trade Orders
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers is, as at the date of the AIF, or was within the 10 years before the date of the AIF, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and issued while the director or executive officer was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

William Cavalluzzo was a director of Goldgroup Mining Inc. (formerly known as Sierra Minerals Inc. (“Sierra”) from 2003 to June 2010.  On April 4, 2007, the Ontario Securities Commission (“OSC”) issued a cease trade order against the directors, officers and insiders of Sierra including William Cavalluzzo for Sierra's failure to file its financial statements, management discussion and analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006. The cease trade order was lifted on June 28, 2007.

On May 4, 2009, the British Columbia Securities Commission (the "BCSC") issued a cease trade order against Ross River Minerals Inc. ("Ross River"), a public company of which David R. Reid was a director from May 2002 to September 2010, for failure to file financial statements and the associated Management's Discussion & Analysis and certifications for the year ended December 31, 2008.  On August 11, 2009, the Alberta Securities Commission (“ASC”) also issued a cease trade order against Ross River for failure to file financial statements and the associated Management’s Discussion & Analysis and certifications for the year ended December 31, 2008, and the period ended March 31, 2009.  Each of the cease trade orders issued against Ross River was revoked on October 30, 2009.

Julian Kemp, B.B.A., C.A., was a director of Goldgroup Mining Inc. (formerly known as Sierra Minerals Inc.) (“Sierra”) from 2001 to June 2010. On April 4, 2007, the OSC issued a cease trade order against the directors, officers and insiders of Sierra, including Julian Kemp, for Sierra's failure to file its financial statements, management discussion and analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006. The cease trade order was lifted on June 28, 2007.

Bankruptcies
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors, executive officers, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of the AIF, or has been within the 10 years before the date of the AIF, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors, executive officers or shareholders holding a sufficient number of shares to affect materially the control of the Company or any of their personal holding companies, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest
The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts must be disclosed by such directors or officers in accordance with the laws of British Columbia and the Company expects they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests or potential conflicts of interests other than the relationship that David R. Reid has as a director of the Company and legal advisor to the Company.

PROMOTERS

There is no person or company that has been, within the two (2) most recently completed financial years or during the current financial year, a “promoter” of the Company or a subsidiary of the Company, as such term is defined in the British Columbia Securities Act.

AUDIT COMMITTEE

Audit Committee Charter
The following is the text of the Audit Committee Charter of the Company:

“A.	Purpose
The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.	To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

2.	To oversee the work of the external auditors.

3.	To provide better communication between directors and external auditors.

4.	To enhance the external auditors’ independence.

5.	To increase the credibility and objectivity of financial reports.

6.	To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.           Responsibility of Management and External Auditors
The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.           Membership and Organization

1.	Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.
Independence - None of the members of the Committee shall be members of management of the Company, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“NI 52-110”).

3.
Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of:  (a) the close of the next annual meeting of the shareholders of the Company at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board.  The Board may fill the vacancy in the membership of the Committee.

4.
Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in NI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

5.
Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee.  The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board.  The Chair may vote on any matter requiring a vote.  In the case of an equality of votes, the Chair shall be entitled to a second or casting vote.  The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.	Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board.  In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

1.
Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2.
Internal Controls - The Committee shall monitor the system of internal control.  The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)
the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)	any material issues raised by any inquiry or investigation by the Company's regulators;

(d)
any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.
Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management’s discussion and analysis (“MD&A”) prior to their approval.  The process should include but not be limited to:

(a)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)	reviewing accounting treatment of unusual or non-recurring transactions;

(e)	ascertaining compliance with covenants under loan agreements;

(f)	reviewing disclosure requirements for commitments and contingencies;

(g)	reviewing unresolved differences between management and the external auditors;

(h)	obtain explanations of significant variances with comparative reporting periods;

(i)	reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)	reviewing audit response letters from the Company’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.
Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

5.
Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required.  After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.
Hiring Policies - The Committee shall review and approve the Company’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company.  The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.	Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)	recommend to the Board the appointment of the external auditors;

(b)
recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors’ independence;

(d)	review the performance of the external auditors;

(e)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)
review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.
Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.
Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

10.
Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.
Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

12.	Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

13.
Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.  The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

14.	Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.	Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.           Adoption of the Audit Committee Charter and Amendments
This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005.”

Composition of the Audit Committee
The Company’s Audit Committee is comprised of three (3) directors, Julian Kemp, B.B.A., C.A., (Chair), Christopher J. Bradbrook and Bruce Thomas, Q.C., each of whom is “independent” under NI 52-110, the rules of the NYSE AMEX and Rule 10A-3(b) under the United States Exchange Act of 1934. All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110. The board of directors of the Company has determined that Mr. Kemp, the chair of the audit committee, qualifies as an “audit committee financial expert” under applicable United States law.

Relevant Education and Experience
Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company. Mr. Julian Kemp is a Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario.  He has over 20 years of experience in the mining industry, including serving in senior financial management roles with several North American junior mining companies with production of gold and coal, and positions with engineering and mining contracting companies.  Mr. Kemp has been involved in all stages of mineral development from grass roots exploration to international metals production, including managing companies through the business cycle.  Mr. Kemp is the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present and a Director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V).  Most recently he was a Director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX).

Mr. Bradbrook has more than 25 years experience in the mining industry and has performed principal roles in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently, he was the Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010 and Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010.  Prior to that he was President and CEO of New Gold Inc. and prior to that, he was Vice President of Corporate Development for Goldcorp Inc.  Mr. Bradbrook was a Director of Crocodile Gold Corp. (TSX) from November 2009 to May 2010.

Mr. Bruce Thomas, Q.C. was a founding partner of Thomas Gold Pettingill LLP and has continued as a partner from July 2008 to present.  Previously, Mr. Thomas was a partner at Cassels Brock LLP from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.  Mr. Thomas has been a member of the Audit Committee of the Company since May of 2010.

Reliance on Certain Exemptions
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.4, 3.5 or Part 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the external auditors to the Company or its subsidiary entities, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided, where the Company or its subsidiary entity did not recognize the services as non-audit services at the time of the engagement, and where the services were promptly brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee.  Sections 3.2 and 3.4 provide exemptions to the requirement that every audit committee member be independent, where the company has filed a prospectus in respect of its initial public offering or where the audit committee member ceases to be independent for reasons outside the member’s reasonable control, respectively.  Section 3.5 provides an exemption from the requirements that all audit committee members be independent and financially literate, where a death, disability or resignation of a member resulted in a vacancy on the audit committee that the board of directors was required to fill.  Part 8 permits a Company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 3.3(2) or 3.6 of NI 52-110.  Section 3.3(2) provides an exemption from the requirement that every audit committee member be independent, where the member would be independent of the company but for the member being an affiliated entity of the company or any of its subsidiaries or the member being a subsidiary entity or parent entity of the company.  Section 3.6 provides an exemption from the requirement that every audit committee member be independent of the company, where (i) such member is not considered independent because such member accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries or because such member is an affiliate of the company or any of the company’s subsidiary entities; (ii) such member is not an employee or officer of the company or an immediate family member of such employee or officer; (iii) the board of directors of the company has determined that the audit committee member is able to exercise impartial judgment necessary for the member to fulfill his or her responsibilities as an audit committee member and the appointment of the member is in the best interests of the company and its shareholders; (iv) the member does not act as the chair of the audit committee; and (v) the member does not rely upon this exemption for a period of more than two (2) years.

Reliance on Section 3.8
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption permitted by section 3.8 of NI 52-110.  Section 3.8 provides an exemption from the financial literacy requirements of audit committee members, where the member becomes financially literate within a reasonable period of time following his or her appointment and the board of directors of the company has determined that the reliance on this exemption will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of NI 52-110.

Audit Committee Oversight
Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has adopted the recommendations of the audit committee to nominate and compensate the external auditor.

Pre-Approval Policies and Procedures
The audit committee must review and approve in advance any engagement of the external auditors for any non-audit services to the Company, taking into account the potential impact on the independence of the auditors.  The committee may delegate to one or more members the authority to approve non-audit services, provided that the member reports to the Committee at the next scheduled meeting such pre-approval.

External Auditor Service Fees (By Category)
In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010	Not Billed as of March 31, 2011	$23,600	Nil	$8,750
December 31, 2009	$71,000	$5,000	Nil	$18,900

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings
The Company is not aware of any current or contemplated legal proceedings to which it is a party or of which any of its property is the subject.

Regulatory Actions
The Company is not aware of:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2010;

(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements the Company has entered into with a court relating to securities legislation or with the securities regulatory authority during the financial year ended December 31, 2010.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this AIF, none of the following persons has any material interest, direct or indirect, in any transaction within the three (3) most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)
a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the Company’s outstanding voting securities; and

(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc., located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9 and 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.  Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver.

MATERIAL CONTRACTS

Particulars of every contract that is material to Rubicon, other than a contract entered into in the ordinary course of business that is not required to be disclosed under the CSA’s National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently competed financial year, or before the most recently competed financial year but is still in effect, are listed below.

On September 29, 2010, the Company filed a short form prospectus to qualify the Secondary Offering by the Selling Shareholders of an aggregate of 45,714,357 common shares of the Company at a price of $4.16 per share.  (See “General Development of the Business - 2010”).

In connection with the Secondary Offering, an underwriting agreement (the “Underwriting Agreement”) dated as of September 17, 2010 between Rubicon, the Underwriter and the Selling Shareholders, the Underwriter agreed to purchase the shares held by the Selling Shareholders pursuant to the terms and conditions set forth in the Underwriting Agreement.  The price for such shares was determined by negotiation between the Selling Shareholders and the Underwriter with reference to the market price of the Company’s common shares.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Mr. Peter George, B.Sc., P.Geo. of Geoex Limited, is the principal author of the NI 43-101 Technical Reports filed on April 11, 2011 and September 27, 2010. Mr. George has over 45 years experience in the mining industry, including extensive experience in the gold exploration and mining sector in Canada.  In the past five years, Mr. George has completed resource reports and/or geological potential reports on four significant Archean gold projects: Gold Eagle’s (now Goldcorp) Bruce Channel deposit in Red Lake, Ontario; Valgold’s (now Northern Gold) Jonpol deposit in Garrison Township, Timmins area; Black Pearl’s (now Canadian Lithium) Tully deposit in the Timmins area; and San Gold Corporation’s Rice Lake Mine, SG-1 Mine, Hinge Mine, 007 Zone, Cartwright Zone, SG-2 Zone, and SG-3 Zone in Bissett, Manitoba.

Terry Bursey, B.Sc. (Hons.), P.Geo., Regional Manager, prepared and supervised the preparation of the technical information on the Company’s Red Lake properties in the AIF, short form prospectus, MD&A’s and news releases issued during 2010  and is an employee of the Company.

Eric Hinton, (P. Eng. MB, ON), Phoenix Project Manager is a professional mining engineer in the provinces of Manitoba and Ontario. He has 23 years of underground and open pit mining experience including five years of research in mining innovation. He also has experience in iron ore, base metal and especially lode gold deposits including work at Goldcorp’s Red lake

Mine. He is the Qualified Person for the bulk sample.  He has assisted in the preparation of news releases issued during 2010 and is an employee of the Company.

Robert D. Thomas, Jr., a certified professional geologist with the American Institute of Professional Geologist, was the co-author of a technical report filed in October of 2009 (the “2009 Technical Report”), the summary of which was included in the AIF of the Company filed on March 31, 2010.

Michael W. Kociumbas, a member of the Association of Professional Geoscientists of Ontario and a senior geologist and Vice-President of Watts, Griffis and McOuat Limited, was the co-author of the 2009 Technical Report.

To the best of the Company’s knowledge, none of Peter George or Geoex Limited held any registered or beneficial interest, direct or indirect in any securities or other property of Rubicon or one of its associates or affiliates when the above-noted NI 43-101 Technical Reports were prepared and no securities or other property of Rubicon or one of its associates or affiliates were subsequently received or are to be received by such experts. To the best of the Company’s knowledge, none of Robert D. Thomas, Jr., Michael W. Kociumbas or Watts, Griffin and McOuat Limited, held any registered or beneficial interest, direct or indirect in any securities or other property of Rubicon or one of its associates or affiliates with the above-noted 2009 Technical Report was prepared and securities or other property of Rubicon or one of its associates or affiliates were subsequently received or are to be received by such experts. Terry Bursey directly or indirectly holds registered or beneficial interests in 70,200 common shares of the Company (representing less than 1% of the issued and outstanding common shares as at the date of this AIF), stock options to acquire 360,000 common shares of the Company (and stock options, subject to shareholder approval to acquire 72,500 common shares of the Company).  Eric Hinton holds 75,000 stock options to acquire 75,000 common shares of the Company (and stock options, subject to shareholder approval to acquire 72,700 common shares of the Company).

De Visser Gray LLP, independent registered chartered accountants, are the auditors of the Company and have performed the audit in respect of the annual financial statements of the Company for the financial year ended December 31, 2010.  De Visser Gray LLP are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com including the following:

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the 2010 Information Circular prepared in respect of the Company’s most recent annual meeting.

Additional financial information is provided in the Company’s annual financial statements and Management Discussion & Analysis for the financial year ended December 31, 2010.

For copies of this Revised Annual Information Form and documents incorporated by reference herein please contact:

Robert G. Lewis,
Chief Financial Officer
Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, BC
V6C 2V6

Telephone: (604) 623-3333
Facsimile: (604) 623-3355